UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2025
Commission File Number: 001-41815
            AngloGold Ashanti plc
(Translation of registrant’s name into English)
4th Floor, Communications House, South Street
Staines-upon-Thames, Surrey TW18 4PR
        United Kingdom
6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
        United States of America
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐
Enclosure: AngloGold Ashanti Earnings Release for the Three Months Ended 31 March 2025

QUARTER 1 2025 EARNINGS RELEASE	2

AngloGold Ashanti delivers strong start in Q1 2025 YoY: • Gold production +22% • AISC* +1% • Free cash flow* rises 607% to $403m • Headline earnings up 671% to $447m • 2025 guidance reaffirmed
Ghana
London, Denver, Johannesburg, 9 May 2025 – AngloGold
Ashanti plc(2) (“AngloGold Ashanti”, “AGA”, the “Company” or
the “Group”) reported a sevenfold increase in free cash flow*
and an almost eightfold rise in profit attributable to equity shareholders in Q1 2025 compared to Q1 2024,
underpinned by higher gold production(3), effective cost
management, and a stronger gold price.
The Company generated $403m in free cash flow*(6) in Q1
2025, representing a 607% year-on-year increase from
$57m in Q1 2024. This performance was supported by a
28% rise in gold production from managed operations(1)(2)(3)
year-on-year, primarily driven by the first-time contribution from the recently acquired Sukari Gold Mine(2) in Egypt and
solid output improvements at both Siguiri and Tropicana. The average gold price received per ounce* increased to
$2,874/ oz in Q1 2025, up from $2,063/oz in Q1 2024.
"This is a very strong start to the year, particularly at our managed operations(1),” said CEO Alberto Calderon. “We’ve
seen strong growth in production with the addition of Sukari and our cost control efforts continue to offset inflation, which has ensured that we capture the benefit of the higher gold
price.”
AngloGold Ashanti remains committed to closing the
valuation gap with its North American peers by driving
continuous improvements in operating performance,
enhancing cash conversion, extending life-of-mine, and
maintaining a disciplined approach to capital allocation. The company continues to actively manage its portfolio, with the sale earlier this week of the Doropo and ABC Projects in
Ivory Coast as it seeks to sharpen focus on its existing
operations and projects in the United States.
Quarterly dividend in line with new policy
Under its new dividend policy, AngloGold Ashanti will target a
50% payout of annual free cash flow*, subject to maintaining an Adjusted net debt* to Adjusted EBITDA* ratio of 1.0 times.
The new dividend policy also introduced a base dividend of
$0.50 per share per annum,  payable in quarterly instalments of $0.125 per share. When required, a true-up payment in
Q4 of each year will top up the annual base dividend of
$0.50 per share to reach the 50% annual free cash flow*
target. The base dividend establishes a minimum return,
ensuring consistent shareholder payouts throughout
commodity price cycles. An interim dividend of $63m or 12.5
US cents per share was declared for Q1 2025.
Strong growth in earnings, cash flow
Adjusted EBITDA* increased 158% year-on-year to
$1.120bn in Q1 2025, from $434m in Q1 2024. Headline
earnings(4) rose sharply to $447m, or $0.88 per share, in Q1
2025, compared to $58m, or $0.14 per share in Q1 2024 —
an increase of 671% and 529% year-on-year, respectively.
The balance sheet continues to go from strength to strength.
Adjusted net debt* fell 60% year-on-year to $525m in Q1
2025 from $1.322bn in Q1 2024. The Adjusted net debt* to
Adjusted EBITDA* ratio improved to 0.15x in Q1 2025, from
0.86x in Q1 2024. There was approximately $3.0bn in
liquidity, including cash and cash equivalents of $1.5bn, at quarter end.
Improvements driven by managed operations(1)
Gold production for the Group(1)(2)(3) increased substantially by 22% year-on-year to 720,000oz in Q1 2025, up from
591,000oz in Q1 2024. The strong uplift reflects the first full-
quarter contribution of 117,000oz from Sukari, Egypt’s
largest gold mine, and a notable uplift in consistency and
reliability across the legacy portfolio. This broad-based
operational strength highlights the Group’s success in
integrating its newest asset and driving productivity gains
across its established operations.
The strong result was driven by a strong performance from
managed operations(1), partially offset by operating
challenges at the non-managed joint ventures. At managed
operations(1), gold production rose 28% year-on-year in Q1
2025, while total cash costs per ounce* and all-in sustaining costs per ounce* (“AISC”) both decreased 2% year-on-year
to $1,213/oz (from $1,232/oz) and $1,657/oz (from
$1,692/oz) respectively in Q1 2025 compared to Q1 2024.
Meanwhile the non-managed joint ventures experienced
challenges related to grades which caused a 17% reduction
in gold production leading to a 59% increase in total cash
costs per ounce* and a 37% rise in AISC per ounce* in Q1
2025.
Year-on-year gold production improvements were achieved
for the Group(1)(2) in Q1 2025 at Siguiri (+32koz), Tropicana
(+21koz), Cerro Vanguardia (+5koz), Sunrise Dam (+5koz),
Geita (+2koz), and a steady contribution from Obuasi, as
well as the introduction of Sukari into the portfolio. These increases were partly offset by lower gold production
contributions year-on-year in Q1 2025 from Iduapriem
(-22koz), Kibali (-13koz), Serra Grande (-11koz) and AGA
Mineração (-7koz).
Total cash costs per ounce* for the Group(1)(2) increased by
4% year-on-year to $1,223/oz in Q1 2025 from $1,181/oz in
Q1 2024, primarily reflecting higher royalty payments and an estimated 5% impact from inflation representing consumer
price index (CPI) changes in the jurisdictions in which the
Company operates. AISC per ounce* for the Group rose by
1% year-on-year to $1,640/oz in Q1 2025 from $1,620/oz in
Q1 2024, driven mainly by a 15% increase in sustaining

QUARTER 1 2025 EARNINGS RELEASE	3

2025 I GROUP PERFORMANCE

CONTINUED
capital expenditure*, which was largely offset by the benefit of higher gold sales in line with production.
The increase in sustaining capital expenditure* reflects the inclusion of Sukari and ongoing investment to support asset
integrity and long-term operational resilience, in line with the
Company’s strategic priorities.
Total capital expenditure for Q1 2025 was $336m, up 27%
year-on-year from $265m in Q1 2024. This included $236m
in sustaining capital expenditure* and $100m in non-
sustaining capital expenditure*, the latter directed toward
targeted growth and development initiatives across the
portfolio.
Reaffirming guidance(5)
AngloGold Ashanti reaffirms its full-year 2025 guidance.
Gold production for the Group(1) is forecast to range between
2.900Moz and 3.225Moz in 2025. Total cash cost per ounce*
for the Group(1) is forecast to range between $1,125/oz and
$1,225/oz in 2025 and AISC per ounce* for the Group(1) is
forecast to range between $1,580/oz and $1,705/oz in 2025.
Total capital expenditure for the Group is expected to be
between $1,620m and $1,770m in 2025.
(1)The term “managed operations” refers to subsidiaries managed by
AngloGold Ashanti and included in its consolidated reporting, while the term “non-managed joint ventures” (i.e., Kibali) refers to equity-accounted joint ventures that are reported based on AngloGold Ashanti's share of attributable earnings and are not managed by AngloGold Ashanti.
Managed operations are reported on a consolidated basis. Non-managed joint ventures are reported on an attributable basis.
(2)On 22 November 2024, the acquisition of Centamin plc (“Centamin”) was successfully completed. Centamin has been included from the effective date of the acquisition.
(3)Includes gold concentrate from the Cuiabá mine sold to third parties in Q1
2024.
(4)The financial measures “headline earnings (loss)” and “headline earnings
(loss) per share” are not calculated in accordance with IFRS® Accounting
Standards, but in accordance with the Headline Earnings Circular 1/2023, issued by the South African Institute of Chartered Accountants (SAICA),
at the request of the Johannesburg Stock Exchange Limited (JSE). These
measures are required to be disclosed by the JSE Listings Requirements and therefore do not constitute Non-GAAP financial measures for purposes of the rules and regulations of the US Securities and Exchange
Commission (“SEC”) applicable to the use and disclosure of Non-GAAP financial measures.
(5)The Company is not providing quantitative reconciliations to the most directly comparable IFRS measures for its Non-GAAP financial guidance shown above in reliance on the exception provided by Rule 100(a)(2) of
Regulation G because the reconciliations cannot be performed without unreasonable efforts as such IFRS measures cannot be reliably estimated due to their dependence on future uncertainties and adjusting items, including, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and challenges and other factors, including mining accidents, that the Company cannot reasonably predict at this time but which may be material. Outlook economic assumptions for 2025 guidance are as follows: $0.65/A$, BRL5.88/$, AP1,099/$, ZAR18.00/$
and Brent $75/bbl.
Cost and capital forecast ranges for 2025 are expressed in “nominal”
terms. “Nominal” cash flows are current price term cash flows that have been inflated into future value, using an appropriate “inflation” rate.
Estimates assume neither operational or labour interruptions or power disruptions, nor further changes to asset portfolio and/or operating mines and have not been reviewed by AngloGold Ashanti’s external auditors.
Other unknown or unpredictable factors, or factors outside the
Company’s control, including inflationary pressures on its cost base, could also have material adverse effects on AngloGold Ashanti’s future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Measures taken at
AngloGold Ashanti’s operations together with AngloGold Ashanti’s business continuity plans aim to enable its operations to deliver in line with its production targets. Actual results could differ from guidance and any deviations may be significant. Please refer to the Risk Factors section in AngloGold Ashanti’s annual report on Form 20-F for the financial year ended 31 December 2024 filed with the SEC.
(6) To enhance comparability with industry peers, AngloGold Ashanti has revised its definition of free cash flow*, which is a Non-GAAP financial measure. Pursuant to its revised definition, free cash flow* is calculated as operating cash flow less capital expenditure. Operating cash flow is defined as net cash flow from operating activities, plus repayment of loans advanced to joint ventures, less dividends paid to non-controlling interests (e.g., dividends paid to non-controlling interests in Sukari (50%),
Siguiri (15%) and Cerro Vanguardia (7.5%)). Free cash flow* figures for prior periods (including Q1 2024) have been adjusted to reflect this change in reporting.
*Refer to “Non-GAAP disclosure” for definitions and reconciliations.
Iduapriem, Ghana

QUARTER 1 2025 EARNINGS RELEASE	4

2025 I GROUP PERFORMANCE

CONTINUED

FINANCIAL RESULTS	Quarter	Quarter
	ended	ended	%
	Mar	Mar	Variance
US Dollar million, except as otherwise noted	2025	2024
Average gold price received*(1)(2) ($/oz)	2,874	2,063	39%
Adjusted EBITDA* ($m)	1,120	434	158%
Headline earnings(4) ($m)	447	58	671%
Capital expenditure - Group(1)(2) ($m)	336	265	27%
Net cash flow from operating activities ($m)	725	252	188%
Free cash flow* ($m)	403	57	607%
Adjusted net debt* ($m)	525	1,322	(60)%

FINANCIAL HIGHLIGHTS
•Adjusted EBITDA* rose by 158% year-on-year to $1.12bn in Q1 2025, compared to $434m in Q1 2024, supported by increased production volumes, effective cost management, and a higher average gold price received per ounce*
•Seven-fold increase in free cash flow* to $403m in Q1 2025, from $57m in Q1 2024
•Headline earnings(4) rose 671% year-on-year to $447m in Q1 2025, from $58m in Q1 2024; headline earnings(4) per share up 529% year-on-year to 88 US cents per share in Q1 2025, from 14 US cents per share in Q1 2024
•Total capital expenditure for the Group rose to $336m including Sukari of $59m, for Q1 2025, from $265m in Q1 2024
•Adjusted net debt* declined by 60% year-on-year to $525m at 31 March 2025, with Adjusted net debt* to Adjusted
EBITDA* ratio at 0.15 times, compared to $1.322bn at 31 March 2024 with ratio at 0.86 times
•Dividend of $0.125/share declared for Q1 2025, in line with the new dividend policy

* Refer to “Non-GAAP disclosure” for definitions and reconciliations.

QUARTER 1 2025 EARNINGS RELEASE	5

2025 I GROUP PERFORMANCE

CONTINUED

OPERATIONAL HIGHLIGHTS
•Q1 2025 is the strongest first-quarter gold production from the Group(1)(2)(3) since Q1 2020, with 720,000oz vs 591,000oz in Q1 2024
•Sukari contributed 117,000oz in its first full quarter, in line with plan
•Strong year-on-year gold production growth in Q1 2025 at Siguiri (+32koz), Tropicana (+21koz), Cerro Vanguardia
(+5koz) and Sunrise Dam (+5koz)
•Gold production for the Group(1)(2)(3) increased 22% year-on-year to 720,000oz in Q1 2025 vs 591,000oz in Q1 2024
–Gold production from managed operations(1)(2)(3) increased 28% year-on-year to 657,000oz in Q1 2025 vs
515,000oz in Q1 2024 driven mainly by the addition of Sukari, and strong production improvements at Siguiri, Cerro
Vanguardia and the Australian operations
•The Company’s Total Recordable Injury Frequency Rate (“TRIFR”) increased 3% year-on-year to 1.11 injuries per million hours worked in Q1 2025 vs 1.08 injuries per million hours worked in Q1 2024
•Total cash costs per ounce* for the Group(1)(2) of $1,223/oz in Q1 2025 vs $1,181/oz in Q1 2024; AISC per ounce* for the
Group(1)(2) of $1,640/oz in Q1 2025 vs $1,620/oz in Q1 2024, up 1% year-on-year mainly driven by higher sustaining capital expenditure* partly offset by higher gold sold
–Total cash costs per ounce* from managed operations(1)(2) decreased by 2% year-on-year to $1,213/oz in Q1 2025, despite higher royalty costs, from $1,232/oz in Q1 2024; AISC per ounce* from managed operations(1)(2) decreased by 2% year-on-year to $1,657/oz in Q1 2025 from $1,692/oz in Q1 2024
•Siguiri delivered a sharp turnaround in performance, achieving 80,000oz in Q1 2025 vs 48,000oz in Q1 2024, supported by improved metallurgical recoveries and higher throughput
•Cerro Vanguardia increased gold production by 12% year-on-year in Q1 2025 compared to Q1 2024, mainly driven by improved plant performance and higher head grade
•Both Tropicana and Sunrise Dam recovered from the Q1 2024 significant rainfall disruptions, the Australia region increasing gold production 24% year-on-year
•Obuasi production stable year-on-year at 54,000oz; mine remains on track to deliver full-year guidance of 250,000oz –
300,000oz in 2025

* Refer to “Non-GAAP disclosure” for definitions and reconciliations.

OPERATING RESULTS	Quarter	Quarter
	ended	ended	%
	Mar	Mar	Variance
US Dollar million, except as otherwise noted	2025	2024
Gold production - Group(1)(2)(3) (koz)	720	591	22%
Gold production - Managed operations(1)(2)(3)(koz)	657	515	28%
Total cash costs* - Group(1)(2) ($/oz)	1,223	1,181	4%
Total cash costs* - Managed operations(1)(2) ($/oz)	1,213	1,232	(2)%
AISC* - Group(1)(2) ($/oz)	1,640	1,620	1%
AISC* - Managed operations(1)(2) ($/oz)	1,657	1,692	(2)%

QUARTER 1 2025 EARNINGS RELEASE	6

GROUP I FINANCIAL AND OPERATING KEY STATISTICS

KEY STATISTICS		Quarter	Quarter
		ended	ended
		Mar	Mar
US Dollar million, except as otherwise noted		2025	2024
Operating review
Gold
Produced - Group(1)(2)(3)	- oz (000)	720	591
Produced - Managed operations(1)(2)(3)	- oz (000)	657	515
Produced - Non-managed joint ventures(1)	- oz (000)	63	76

Sold - Group(1)(2)(3)	- oz (000)	737	625
Sold - Managed operations(1)(2)(3)	- oz (000)	670	552
Sold - Non-managed joint ventures(1)	- oz (000)	67	73

Financial review
Gold income	- $m	1,927	1,138
Cost of sales - Group	- $m	1,230	949
Cost of sales - Managed operations	- $m	1,124	869
Cost of sales - Non-managed joint ventures	- $m	106	80
Total operating costs	- $m	833	668
Gross profit	- $m	839	302

Average gold price received per ounce* - Group(1)(2)	- $/oz	2,874	2,063
Average gold price received per ounce* - Managed operations(1)(2)	- $/oz	2,875	2,060
Average gold price received per ounce* - Non-managed joint ventures(1)	- $/oz	2,865	2,090
All-in sustaining costs per ounce* - Group(1)(2)	- $/oz	1,640	1,620
All-in sustaining costs per ounce* - Managed operations(1)(2)	- $/oz	1,657	1,692
All-in sustaining costs per ounce* - Non-managed joint ventures(1)	- $/oz	1,463	1,070
Total cash costs per ounce* - Group(1)(2)	- $/oz	1,223	1,181
Total cash costs per ounce* - Managed operations(1)(2)	- $/oz	1,213	1,232
Total cash costs per ounce* - Non-managed joint ventures(1)	- $/oz	1,325	831

Profit before taxation	- $m	729	167
Adjusted EBITDA*	- $m	1,120	434
Total borrowings	- $m	2,213	2,170
Adjusted net debt*	- $m	525	1,322

Profit attributable to equity shareholders	- $m	443	58
	- US cents/share	88	14
Headline earnings(4)	- $m	447	58
	- US cents/share	88	14
Net cash inflow from operating activities	- $m	725	252
Free cash flow*(5)	- $m	403	57
Capital expenditure - Group(1)(2)	- $m	336	265
Capital expenditure - Managed operations(1)(2)	- $m	303	240
Capital expenditure - Non-managed joint ventures(1)	- $m	33	25

(1)The term “managed operations” refers to subsidiaries managed by AngloGold Ashanti and included in its consolidated reporting, while the term “non-managed joint ventures” (i.e., Kibali) refers to equity-accounted joint ventures that are reported based on AngloGold Ashanti’s share of attributable earnings and are not managed by
AngloGold Ashanti. Managed operations are reported on a consolidated basis. Non-managed joint ventures are reported on an attributable basis.

(2)On 22 November 2024, the acquisition of Centamin was successfully completed. Centamin has been included from the effective date of the acquisition.
(3)Includes gold concentrate from the Cuiabá mine sold to third parties in Q1 2024.
(4)The financial measures “headline earnings (loss)” and “headline earnings (loss) per share” are not calculated in accordance with IFRS® Accounting Standards, but in accordance with the Headline Earnings Circular 1/2023, issued by the South African Institute of Chartered Accountants (SAICA), at the request of the Johannesburg
Stock Exchange Limited (JSE). These measures are required to be disclosed by the JSE Listings Requirements and therefore do not constitute Non-GAAP financial measures for purposes of the rules and regulations of the US Securities and Exchange Commission (“SEC”) applicable to the use and disclosure of Non-GAAP financial measures.

(5)To enhance comparability with industry peers, AngloGold Ashanti has revised its definition of free cash flow*, which is a Non-GAAP financial measure. Pursuant to its revised definition, free cash flow* is calculated as operating cash flow less capital expenditure. Operating cash flow is defined as net cash flow from operating activities, plus repayment of loans advanced to joint ventures, less dividends paid to non-controlling interests (e.g., dividends paid to non-controlling interests in
Sukari (50%), Siguiri (15%) and Cerro Vanguardia (7.5%)). Free cash flow* figures for prior periods (including Q1 2024) have been adjusted to reflect this change in reporting.

* Refer to “Non-GAAP disclosure” for definitions and reconciliations.
$ represents US Dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

QUARTER 1 2025 EARNINGS RELEASE	7

GROUP I FINANCIAL AND OPERATING RESULTS

QUARTERLY REVIEW
Gold production
Group gold production for Q1 2025 was 720,000oz,
compared to 591,000oz in Q1 2024, representing a 22%
year-on-year increase. This improvement was supported by
a full-quarter contribution from Sukari, as well as strong
operational performances across key assets.
Notable year-on-year production increases in Q1 2025 were
achieved at Siguiri (+32koz), Tropicana (+21koz), Cerro
Vanguardia (+5koz), Sunrise Dam (+5koz) and Geita
(+2koz). Obuasi maintained stable output relative to Q1
2024. These gains were partially offset by lower
contributions in Q1 2025 from Serra Grande (-11koz), which
continued to face restricted access to the high-grade Ingá
stope; Iduapriem (-22koz), impacted by a seventeen-day
plant shutdown; and both Kibali (-13koz) and Cuiabá (AGA
Mineração) (-7koz). Since the Queiroz plant  restarted in Q3
2024, we record gold production only once gold is poured
into gold bars, not when gold concentrate is shipped.
Raw‑ore output climbed 6% year‑on‑year in Q1 2025, while
reported gold bar production fell 11% because 9,750oz of
gold concentrate still awaits refinement. Overall, AngloGold
Ashanti benefited from year-on-year improvements in tonnes
milled and recovered grades across both underground and
open-pit operations, reflecting the positive impact of ongoing reinvestment in operational enhancement initiatives.
Siguiri delivered a particularly strong performance in Q1
2025, supported by the strategic decision to exclude Bidini
ore from processing. This was complemented by optimised
carbon-assisted operations and increased plant stability,
which enabled higher throughput. The Australian assets also
rebounded well following significant rainfall disruptions at the end of Q1 2024, contributing to a 40% increase in gold
production at Tropicana and a 9% uplift at Sunrise Dam.
Costs
Total cash costs per ounce* for the Group increased by 4%
year-on-year to $1,223/oz in Q1 2025, from $1,181/oz in Q1
2024. This increase mainly reflects an estimated 5% rise in
inflation, representing CPI changes in the jurisdictions in
which the Company operates, as well as higher royalty costs
linked to the stronger average gold price received per
ounce* during Q1 2025. These impacts were partially offset
by a weaker cumulative foreign currency exchange rate
against the US dollar, which provided a 4% cost benefit.
Managed operations recorded a 2% year-on-year reduction
in total cash costs per ounce*, despite increases in royalties, decreasing from $1,232/oz in Q1 2024 to $1,213/oz in Q1
2025. This improvement was primarily driven by the
inclusion of Sukari following the Centamin acquisition in
November 2024 and continued strong performance at
Siguiri. These benefits were partially offset by operational challenges and a temporary plant stoppage at Iduapriem.
In contrast, total cash costs per ounce* at non-managed joint ventures increased by 59% year-on-year to $1,325/oz in Q1
2025, up from $831/oz in Q1 2024, largely due to lower gold
production, higher royalties and higher open pit volume-
related operating costs at Kibali.
All-in sustaining costs per ounce* (AISC) for the Group rose by 1% year-on-year to $1,640/oz in Q1 2025, from $1,620/oz
in Q1 2024. For managed operations, AISC per ounce*
decreased by 2% to $1,657/oz in Q1 2025, down from
$1,692/oz in Q1 2024, reflecting the positive impact of
Sukari’s inclusion in the portfolio. AISC per ounce* at non-
managed joint ventures increased by 37% to $1,463/oz in
Q1 2025, compared to $1,070/oz in Q1 2024, again driven
by the weaker operational performance at Kibali.
Adjusted EBITDA*
Adjusted earnings before interest, tax, depreciation and
amortisation* (“Adjusted EBITDA*”) for Q1 2025 was
$1,120m, compared to $434m in Q1 2024. The year-on-year
increase reflects a combination of favourable operational
and market factors, including a higher average gold price
received per ounce*, increased gold sales volumes, and
reduced costs associated with legacy tailings storage
facilities (“TSFs”) and historical governmental fiscal claims.
Additional contributions came from favourable inventory
movements, lower corporate costs, and improved equity
earnings from associates and non-managed joint ventures.
These positive drivers were partly offset by higher volume
related operating costs, higher royalty costs, increased
rehabilitation provisions, and lower indirect tax credits
relative to Q1 2024.
Earnings
Basic earnings (profit attributable to equity shareholders) for
Q1 2025 were $443m, or 88 US cents per share, compared
to $58m, or 14 US cents per share, in Q1 2024. The
significant year-on-year increase was primarily driven by a
higher average gold price received per ounce*, increased
gold sales volumes, lower costs associated with legacy
TSFs and historical governmental fiscal claims, as well as
favourable inventory movements, lower corporate costs and
lower care and maintenance costs.
These benefits were partly offset by higher volume related
operating and royalty costs, increased rehabilitation
provisions, and adverse foreign exchange and fair value
adjustments. In addition, lower equity earnings from
associates and non-managed joint ventures, reduced
finance income, lower indirect tax credits, and higher
taxation had a moderating effect on earnings growth.
Headline earnings‡ for Q1 2025 were $447m, or 88 US cents
per share, compared to $58m, or 14 US cents per share, in
Q1 2024. The increase in headline earnings‡ reflects the
same key drivers that supported the rise in basic earnings
during Q1 2025.
‡The financial measures “headline earnings (loss)” and “headline earnings (loss) per share” are not calculated in accordance with
IFRS® Accounting Standards, but in accordance with the
Headline Earnings Circular 1/2023, issued by the South African
Institute of Chartered Accountants (SAICA), at the request of the
Johannesburg Stock Exchange Limited (JSE). These measures
are required to be disclosed by the JSE Listings Requirements and therefore do not constitute Non-GAAP financial measures
for purposes of the rules and regulations of the SEC applicable to the use and disclosure of Non-GAAP financial measures.
Cash flow
Net cash inflow from operating activities was $725m in Q1
2025, a 188% increase year-on-year from $252m in Q1
2024. This strong performance was primarily driven by a
higher average gold price received per ounce* and
increased gold sales volumes. These benefits were partially
offset by higher volume-related operating costs, lower
dividends received from joint ventures, and increased net tax payments.
After accounting for capital expenditure, loan repayments
from Kibali, and dividends paid to non-controlling

QUARTER 1 2025 EARNINGS RELEASE	8

REGIONS I FINANCIAL AND OPERATING RESULTS

QUARTERLY REVIEW CONTINUED
shareholders, the Company generated a free cash inflow* of
$403m in Q1 2025, compared to $57m in Q1 2024.
To enhance comparability with industry peers, AngloGold
Ashanti has revised its definition of free cash flow*, which is a Non-GAAP financial measure. Pursuant to its revised
definition, free cash flow* is calculated as operating cash
flow less capital expenditure. Operating cash flow is defined as net cash flow from operating activities, plus repayment of loans advanced to joint ventures, less dividends paid to non-
controlling interests (e.g., dividends paid to non-controlling interests in Sukari (50%), Siguiri (15%) and Cerro
Vanguardia (7.5%)). Free cash flow* figures for prior periods
(including Q1 2024) have been adjusted to reflect this
change in reporting.
The dividend policy has been revised to target a 50% payout
of annual free cash flow*, subject to maintaining an Adjusted net debt* to Adjusted EBITDA* ratio of 1.0 times.
Additionally, the new dividend policy also introduced a base dividend of $0.50 per share per annum, payable in quarterly
instalments of $0.125 per share. The interim dividend, based on the new dividend policy, for the three months ended
31 March 2025, is 12.5 US cents per share.
During Q1 2025, AngloGold Ashanti received loan
repayments of $60m from the Kibali joint venture, compared
to $14m in dividends and $45m in loan repayments in Q1
2024. As at 31 March 2025, the Company’s attributable
share of outstanding cash balances awaiting repatriation
from the Democratic Republic of the Congo (“DRC”) was
$47m, up from $39m at 31 December 2024.
Free cash flow* during Q1 2025 was impacted by ongoing
movements in value-added tax (“VAT”) recoveries at Geita
and Kibali, as well as foreign exchange controls and export
duty-related restrictions at Cerro Vanguardia (“CVSA”):
•In Tanzania, the net overdue recoverable VAT input credit
balance (after discounting provisions) decreased by
$16m during Q1 2025 to $147m at 31 March 2025, down
from $163m at 31 December 2024. This decrease
reflects foreign exchange losses of $19m and the
application of $25m in verified VAT claims against
corporate tax liabilities, partially offset by new claims
submitted during the period of $26m and discounting
adjustments of $2m. AngloGold Ashanti expects to
continue offsetting eligible VAT claims against corporate
taxes as part of its recovery strategy.
•In the DRC, the Company’s attributable share of the net
recoverable VAT balance (including fuel duties and after
discounting provisions) increased by $6m during Q1
2025 to $71m at 31 March 2025, up from $65m at
31 December 2024. This increase was driven by $5m in
new claims submitted, along with $1m in discount and
revaluation adjustments.
•In Argentina, the net export duty receivables (after
discounting provisions) remained steady at $3m# during
Q1 2025 relative to Q4 2024. In addition, CVSA’s cash
balance increased by $33m# during Q1 2025 to $167m#
at 31 March 2025 from $134m# at 31 December 2024.
The cash remains available for CVSA’s operational and
exploration requirements.
•During Q4 2024, CVSA successfully paid the final
offshore dividend of $50m# to AngloGold Ashanti by
utilising a currency swap mechanism to secure the
required US dollars. CVSA is expected to commence
dividend payments related to the 2024 financial year in
Q2 2025, following the approval of its local financial
statements and dividend declaration.
            #      US dollar equivalent and at prevailing exchange rates.
Serra Grande, Brazil

QUARTER 1 2025 EARNINGS RELEASE	9

GROUP I FINANCIAL AND OPERATING RESULTS

FREE CASH FLOW*	Quarter	Quarter
	ended	ended
	Mar	Mar
	2025	2024
US Dollar million, except as otherwise noted
Net cash flow from operating activities	725	252
Repayment of loans advanced to joint ventures	60	45
Dividends paid to non-controlling interests	(79)	—
Operating cash flow	706	297
Capital expenditure on tangible and intangible assets	(303)	(240)
Free cash flow*	403	57

*  Refer to “Non-GAAP disclosure” for definitions and reconciliations.
  Rounding of figures may result in computational discrepancies.
Balance sheet and liquidity
Adjusted net debt* decreased to $525m at 31 March 2025,
following the payment of $427m in dividends during the
quarter. This compares to $567m at 31 December 2024 and
$1,322m at 31 March 2024. The Adjusted net debt* to
Adjusted EBITDA* ratio improved significantly to 0.15 times
at 31 March 2025, compared to 0.86 times at 31 March
2024. The Company remains focused on maintaining a
strong and flexible balance sheet, with a through-the-cycle
target ratio of 1.0 times Adjusted net debt* to Adjusted
EBITDA*.
At 31 March 2025, the balance sheet remained robust,
supported by significant available liquidity. This included the undrawn $1.4bn 2022 multi-currency revolving credit facility
(RCF) and the undrawn South African R150m ($8m) RMB
corporate overnight facility. The $1.4bn 2022 multi-currency
RCF will mature in June 2029. During the last year prior to
its scheduled maturity, the maximum amount that can be
outstanding is $1.134bn.
In February 2025, Geita Gold Mining Limited, as borrower,
successfully concluded a new three-year unsecured multi-
currency RCF with Nedbank as underwriter and agent,
alongside a syndicate of financial institutions. At 31 March
2025, $95m remained undrawn on the $295m Geita multi-
currency RCF, while the $65m 2022 Siguiri RCF was fully
drawn.
AngloGold Ashanti held approximately $1.458bn in cash and
cash equivalents (net of bank overdraft) at 31 March 2025,
bringing total Group liquidity to approximately $3.0bn at
quarter end.
Capital expenditure
During Q1 2025, sustaining capital expenditure* of the
Group increased by 15% year-on-year to $236m, compared
to $206m in Q1 2024. Sustaining capital expenditure* at
managed operations rose by 17% year-on-year to $223m in
Q1 2025, up from $190m in Q1 2024. This increase was
primarily driven by the inclusion of Sukari in the portfolio and the acquisition of a new mining fleet at Geita, partially offset by lower expenditure at Siguiri due to timing of planned
activities. At non-managed joint ventures, sustaining capital expenditure* decreased by 19% year-on-year to $13m in Q1
2025, from $16m in Q1 2024, mainly reflecting lower waste
stripping capital expenditure at Kibali, aligned with reduced mining activity.
Non-sustaining capital expenditure* for the Group was
$100m in Q1 2025, a 69% increase year-on-year from $59m
in Q1 2024. At managed operations, non-sustaining capital
expenditure* rose by 60% year-on-year to $80m, from $50m
in Q1 2024, largely due to Sukari’s addition to the portfolio and increased investment in the Beposo TSF at Iduapriem.
This increase was partially offset by reduced growth capital expenditure at Havana, Tropicana. Non-managed joint
ventures recorded a 122% year-on-year increase in non-
sustaining capital expenditure* to $20m in Q1 2025, from
$9m in Q1 2024, mainly driven by higher expenditure at
Kibali on waste stripping for the Pamao deposition Project
and continued investment in the solar energy initiative.
*  Refer to “Non-GAAP disclosure” for definitions and reconciliations.

QUARTER 1 2025 EARNINGS RELEASE	10

REGIONS I FINANCIAL AND OPERATING RESULTS

QUARTER IN REVIEW
Regional view
Africa region
In the Africa region, managed operations (including Sukari)
produced 407,000oz at a total cash cost* of $1,144/oz in Q1
2025, compared to 278,000oz at a total cash cost* of
$1,245/oz in Q1 2024. In the Africa region, non-managed
joint ventures produced (on an attributable basis) 63,000oz
at a total cash cost* of $1,325/oz in Q1 2025, compared to
76,000oz at a total cash cost* of $831/oz in Q1 2024.
In Ghana, at Iduapriem, gold production was 40,000oz at a
total cash cost* of $1,493/oz for Q1 2025, compared to
62,000oz at a total cash cost* of $876/oz during Q1 2024.
Gold production decreased by 35% year-on-year in Q1 2025
compared to Q1 2024, with production temporarily affected
by a seventeen-day plant shutdown while work was
conducted to investigate and repair a tear in the lining of the
Beposo TSF. During this period, essential maintenance was
completed on the primary crusher and SAG mill, among
other things. Although these actions led to a short-term
reduction in throughput and a decrease in recovered grade
to 1.26g/t in Q1 2025 from 1.53g/t in Q1 2024, plant recovery remained high at 94.8% in Q1 2025 compared to 96.8% in
Q1 2024. This performance was also influenced by delayed
phase advancement at Ajopa, and geological adjustments
and pit design refinements following a wall slippage at Block
5. Total cash costs per ounce* increased by 70% year-on-
year in Q1 2025 compared to Q1 2024, primarily due to
lower gold production resulting from the seventeen-day
stoppage (estimated at approximately 12,000oz) and higher
total operating costs, including higher contractor and
consultant expenses and increased stores costs. These
factors were partially offset by lower labour costs (stemming from fewer bonus days accrued), reduced power and fuel
expenses, lower royalty payments due to decreased gold
sales, and a higher metals inventory credit attributed to a
lower stockpile drawdown.
At Obuasi, gold production was 54,000oz at a total cash
Iduapriem
cost* of $1,284/oz for Q1 2025, compared to 54,000oz at a
total cash cost* of $1,251/oz during Q1 2024. Gold
production for Q1 2025 remained steady compared to Q1
2024.  Following the successful roll-out of the Underhand
Drift and Fill mining (UHDF) method in the higher-grade
areas of the mine in Q3 2024, UHDF ore tonnes mined for
Q1 2025 increased 72% compared to Q4 2024. As a result,
UHDF contributed 26,349t at 8.94g/t for 7,569oz of gold
production in Q1 2025. Due to the improved health of the
underground mine, no Kokoteasua tailings were processed
in Q1 2025, whereas surface sources contributed 15% of the
feed in Q1 2024. Consequently, total tonnes milled fell 13%
year-on-year, from 323kt in Q1 2024 to 282kt in Q1 2025,
while the average head grade strengthened 21% year-on-
year to 7.33g/t in Q1 2025, compared with 6.07g/t in Q1
2024. Total cash costs per ounce* increased by 3% year-on-
year in Q1 2025 compared to Q1 2024, mainly due to higher
total operating costs, including increased contractor
spending driven by greater tonnes mined and higher
underground metres developed. Additional factors included
higher labour costs associated with KMS becoming

QUARTER 1 2025 EARNINGS RELEASE	11

REGIONS I FINANCIAL AND OPERATING RESULTS

QUARTER IN REVIEW CONTINUED
operational, and greater stores costs linked to SAG2 Vertimill and ball mill relining as well as gearbox replacement at
SAG1. These increases were partially offset by higher capital expenditure credits from Mineral Reserve Development.
In Guinea, at Siguiri, gold production was 80,000oz at a
total cash cost* of $1,521/oz for Q1 2025, compared to
48,000oz at a total cash cost* of $2,188/oz in Q1 2024. Gold production increased by 67% year-on-year in Q1 2025
compared to Q1 2024, mainly due to a 20% improvement in
recovery, achieved by excluding the Bidini ore from the blend and supported by optimised carbon management during Q1
2025. There was a 20% rise in tonnes treated, driven by
improved plant stability. Total cash costs per ounce*
decreased by 30% year-on-year in Q1 2025 compared to Q1
2024, primarily due to a 67% increase in gold production.
This decrease was partially offset by higher direct operating costs, including labour, mining contractor services,
equipment rentals, and fuel consumption, which arose from
increased mining and processing activities.
In Tanzania, at Geita, gold production was 116,000oz at a
total cash cost* of $1,021/oz for Q1 2025, compared to
114,000oz at a total cash cost* of $1,046/oz in Q1 2024.
Gold production increased by 2% year-on-year in Q1 2025
compared to Q1 2024  mainly due to a 40% increase in ore
tonnage mined, driven by enhanced stope availability and
optimised mining cycles at Nyankanga and Star & Comet
Cut 3, and at Nyamulilima Cut 2. This supported higher
stockpiles and greater feed flexibility. The mine call factor improved by 13%, and the recovered grade by 12% year-on-
year. The increase was partly offset by 9% fewer ore tonnes
treated year-on-year due to a planned January ball mill
shutdown and coarser grinding from new mill balls. Total
cash cost per ounce* decreased by 2% year-on-year in Q1
2025 compared to Q1 2024, primarily reflecting increased
metal credits from higher stockpiles as mining continued at
Nyamulilima Cut 2. This decrease was partially offset by
higher direct operating costs, including increased labour
expenses, higher mining contractor fees, elevated
underground support costs, higher stores costs, and
additional gold refining and royalty charges associated with a higher gold price.
In Egypt, at Sukari, the mine performed in line with plan
with gold production for Q1 2025 of 117,000oz (Q1 2024
105,000koz) at a total cash cost* of $826/oz. Gold
production and total cash costs are in line with plan. Sukari was acquired by the Company on 22 November 2024.
In the DRC, at Kibali, gold production (on an attributable
basis) was 63,000oz at a total cash cost* of $1,325/oz for Q1
2025, compared to 76,000oz at a total cash cost* of $831/oz
in Q1 2024. Gold production decreased by 17% year-on-
year in Q1 2025 compared to Q1 2024, mainly due to lower
recovered grades, reflecting reduced underground ore
treated as a result of operational challenges, leading to a
higher proportion of lower-grade open-pit ore treated. Total cash cost per ounce* increased by 59% year-on-year in Q1
2025 compared to Q1 2024, mainly driven by the 17% lower
gold production and higher operating costs, including higher royalty payments due to a higher gold price and an increase
in the royalty rate, as well as higher volume-related open-pit costs.
Australia region
In the Australia region, gold production (on an attributable basis) was 135,000oz at a total cash cost* of $1,456/oz in
Q1 2025, compared to 109,000oz at a total cash cost* of
$1,540/oz in Q1 2024.
At Sunrise Dam, gold production was 61,000oz at a total
cash cost* of $1,479/oz for Q1 2025, compared to 56,000oz
at a total cash cost* of $1,634/oz in Q1 2024. Gold
production increased by 9% year-on-year in Q1 2025
compared to Q1 2024, mainly driven by 6% higher
recoveries in the plant due to increased circuit residence
time and low solution losses, and a 2% higher head grade
driven by underground feed. Total cash cost per ounce*
decreased by 9% year-on-year in Q1 2025 compared to Q1
2024, mainly due to higher gold production in Q1 2025 and
favourable inventory-related movements.
At Tropicana, gold production (on an attributable basis) was
74,000oz at a total cash cost* of $1,317/oz in Q1 2025,
compared to 53,000oz at a total cash cost* of $1,294/oz in
Q1 2024. Gold production rose by 40% year-on-year in Q1
2025 compared to Q1 2024, largely due to a significant rain
event in Q1 2024 that temporarily disrupted surface,
underground, and milling activities due to flooding. This
improvement was further supported by a higher head grade,
driven by elevated open-pit mined grades. Total cash cost
per ounce* increased by 2% year-on-year in Q1 2025
compared to Q1 2024, mainly due to higher operating costs,
including increased labour expenses, increased store
expenses and reagent costs, and additional gold refining and royalty costs due to a higher gold price. These factors mainly stemmed from increased mining and processing activities.

QUARTER 1 2025 EARNINGS RELEASE	12

REGIONS I FINANCIAL AND OPERATING RESULTS

QUARTER IN REVIEW CONTINUED
Americas region

United States of America
Arthur Gold (c)(d)
North Bullfrog
Mother Lode
Sterling (e)
Denver (head office)
Colombia
La Colosa
Quebradona
Brazil
Serra Grande
AGA Mineração
Argentina
Cerro Vanguardia (92.5%)

(c) *Includes the Silicon and Merlin deposits*

(d) *Previously known as the Expanded Silicon project*

(e) *Sterling includes the Crown Block*

Legend *Operations* *Projects* *Exploration* *Office*

In the Americas region, gold production was 115,000oz at
a total cash cost* of $1,170/oz in Q1 2025, compared to
128,000oz at a total cash cost* of $946/oz in Q1 2024.
In Brazil, at Cuiabá (AGA Mineração), gold production was
58,000oz at a total cash cost* of $897/oz for Q1 2025,
compared to 65,000oz at a total cash cost* of $856/oz in Q1
2024. Gold production decreased by 11% year-on-year in Q1
2025 compared to Q1 2024. Following the restart of the
Queiroz plant in September 2024, the Company no longer
records gold production at Cuiabá at the moment of
shipment of gold concentrate, but only when gold is refined
and poured into gold bars at the Queiroz plant. Despite the
resulting delayed recognition of gold production at Cuiabá,
the underlying operational performance at Cuiabá remains
robust: raw‑ore production rose 6% year‑on‑year in Q1
2025. On a poured‑bar basis, reported output declined 11%
because 9,750oz of gold concentrate produced during Q1
2025 is still awaiting refinement and will be converted to
produced ounces once processed. Total cash cost per
ounce* increased by 5% year-on-year in Q1 2025 compared
to Q1 2024, mainly due to the 11% decrease in gold
production in line with mine plan, partially offset by the
weakening of the Brazilian real against the US dollar.
At Serra Grande, gold production was 10,000oz at a total
cash cost* of $2,485/oz for Q1 2025, compared to 21,000oz
at a total cash cost* of $1,306/oz in Q1 2024. Gold
production decreased by 52% year-on-year in Q1 2025
compared to Q1 2024 mainly due to a lower recovered grade
and reduced ore volumes treated, impacted by operational
restrictions in accessing the high-grade Ingá stope. Total
cash cost per ounce* increased by 90% year-on-year in Q1
2025 compared to Q1 2024, primarily due to lower gold
production, partially offset by the weakening of the Brazilian real against the US dollar and cost reductions in contractor and refinery services.
In Argentina, at Cerro Vanguardia, gold production was
Merlin, United States
47,000oz at a total cash cost* of $1,201/oz during Q1 2025,
compared to 42,000oz a total cash cost* of $902/oz in Q1
2024. Gold production increased by 12% year-on-year in Q1
2025 compared to Q1 2024, mainly driven by improved plant
performance and higher head grade. Total cash cost per
ounce* increased by 33% year-on-year in Q1 2025
compared to Q1 2024, mainly driven by higher materials and
labour costs, and increased royalties, partially offset by a weaker Argentinian peso against the US dollar.

QUARTER 1 2025 EARNINGS RELEASE	13

REGIONS I FINANCIAL AND OPERATING RESULTS

QUARTER IN REVIEW CONTINUED
Capital projects update
Tropicana
The Havana underground decline development is
progressing to plan. Detailed infrastructure design is
ongoing. Production of first gold is expected in Q1 2027 as
per the feasibility study.
Tropicana Renewables Project
The Tropicana solar farm and battery energy storage
system, which includes a 24MW solar farm, four 6MW wind
turbine generators, and a 13MW battery energy storage
system, was successfully completed during Q1 2025 as
planned. The integration of 61MW of clean energy into the
existing power system at the Tropicana mine is expected to
reduce diesel and gas consumption for power generation by
96% and 50% respectively, reducing greenhouse gas
emissions by more than 65,000 tonnes a year on average
over the next decade. The project is accretive to Tropicana’s net asset value.
Sunrise Dam concentrate leach
The Concentrate Leach Project, which will improve
metallurgical recoveries at Sunrise Dam, was approved at
the start of Q4 2024. Detailed engineering designs and
procurement of long lead items are nearing completion.
Construction of the three tanks are progressing to schedule
and on track for painting during Q2 2025. The Concentrate
Leach Project is on track for completion in Q4 2025.
Nevada
In the United States, our greenfield concessions, including
the North Bullfrog Project and the adjacent Arthur Gold
Project (previously known as the Expanded Silicon Project),
are located in the Beatty District in southern Nevada. The
Arthur Gold Project comprises the Silicon and Merlin
deposits.
North Bullfrog Project (“NBP”)
In November 2024, the NBP received approval from the
Management Investment Committee (MIC) to pursue the
engineering design through the detailed engineering phase
of the project. This scope is expected to be complete by the end of Q2 2025, representing approximately 65% of total
engineering.
Permitting processes are underway for the NBP. The first
round of public scoping occurred in April 2024. The public’s comments have been primarily focused on potential impacts
to groundwater-dependent ecosystems within the upper
reaches of the Amargosa River. The project team is updating
an alternative plan to consume less water in connection with the project’s progress through the permitting process. Based on the latest information available, we anticipate a Record of
Decision from BLM by the end of 2026. As with all permitting processes, this timeline remains subject to regulatory inputs and other factors.
The NBP is expected to be the first of the Company’s
projects for the Nevada district. Apart from the initial
production, it is anticipated to allow AngloGold Ashanti to
build a cohesive project development team and improve
understanding of the permitting and project construction
processes in Nevada.
Arthur Gold Project (previously known as the
Expanded Silicon Project)
The successful completion of the Arthur Gold Project
Tropicana, Australia
concept study at the end of 2023 allowed the project to
proceed to the next stage gate of pre-feasibility study (PFS).
The project comprises the Silicon and Merlin deposits. This
programme is expected to continue to be performed
throughout 2025, focusing on the completion of an extensive
drilling programme and further optimisation of development
options identified during a project framing review held during
Q1 2024. The Arthur Gold project deposit gold Inferred
Mineral Resource for 2024 has grown due to exploration
success and reinterpretation of the geological model to
12.91Moz.

QUARTER 1 2025 EARNINGS RELEASE	14

REGIONS I FINANCIAL AND OPERATING RESULTS

QUARTER IN REVIEW CONTINUED
Corporate update
Issued share capital
As at 8 May 2025, the total issued ordinary share capital of the Company comprised 504,097,915 ordinary shares of
$1.00 each. Each AngloGold Ashanti ordinary share carries
one voting right. The Company does not hold any of its
ordinary shares in treasury.
This figure may be used by AngloGold Ashanti shareholders
to determine whether they are required to notify their
interest, or a change to their interest, in the Company under its Articles of Association or to comply with any other
applicable laws and regulations.
Update on the proposed Ghana joint venture
In March 2023 AngloGold Ashanti and Gold Fields proposed
a joint venture to combine their Iduapriem and Tarkwa gold
mines in Ghana. The companies have spent much of the
intervening time in a constructive dialogue with the
Government of Ghana to obtain the necessary approvals.
Over that time, AngloGold Ashanti has identified changes in
its standalone mine plan for Iduapriem which have the
potential to unlock significant additional value. The
companies have decided to pause discussions around the
proposed joint venture to allow them to focus on improving
the current, standalone performance at  their respective
sites, while also allowing AngloGold Ashanti to consolidate
the improvements to its long-term mining plan, which
currently shows the highest value of its options.
Sukari tax exemption renewal
On 29 April 2025, the tax exemption granted to Sukari Gold
Mines Company (“SGM”) under the Sukari Concession
Agreement was renewed for an additional 15-year period.
The renewed tax exemption will expire on 28 April 2040. As
a result, SGM will continue making profit share payments to
EMRA in lieu of any taxes imposed by the Egyptian
government on its revenues (including Egyptian corporate
income tax). The tax exemption does not include (i) the fixed
3% royalty attributable to the Egyptian government, (ii) rental income on property and (iii) interest income on cash and
cash equivalents.
Sale of Côte d’Ivoire Projects
On 1 May 2025, AngloGold Ashanti completed the sale of
the Doropo Project and the Archean-Birimian Contact
(“ABC”) Project in Côte d’Ivoire to Resolute Mining Limited
(“Resolute”). The Doropo and ABC Projects were acquired
by AngloGold Ashanti as part of the Centamin transaction on
22 November 2024. As part of the sale of its two gold
projects in Côte d’Ivoire, AngloGold Ashanti will also acquire the Mansala Project in Guinea, which is adjacent to its
Siguiri mine, from Resolute. The acquisition of the Mansala
Project remains subject to several conditions, including the renewal of certain permits and the approval of the
Government of Guinea.
The value of the consideration for the sale of the Doropo
Project is $175m, comprising a cash payment of $150m,
plus either (i) the acquisition of the Mansala Project or (ii) an additional amount of $25m if such acquisition cannot be
completed within 18 months. The consideration for the sale
of the ABC Project comprises a milestone payment of $10m
in cash on declaration of a JORC-compliant 1.0Moz Mineral
Reserve on the current ABC Project tenements, and a 2%
Net Smelter Royalty over any gold production from any
Mineral Resource on the current ABC Project tenements.
Executive Committee Changes
Mr. Richard Jordinson will retire as Chief Operating Officer
(“COO”) of the Company and a member of the Executive
Committee with effect from 1 June 2025. The Board and his
colleagues from the Executive Committee wish to sincerely
thank Mr. Jordinson for his dedicated service during his
tenure at AngloGold Ashanti. His significant contribution
includes embedding a safe operating culture across the
portfolio, which helped to achieve record safety statistics
during his tenure; designing the pivot to a hybrid mining
method at the Obuasi gold mine; and helping improve the
cost performance of AngloGold Ashanti’s portfolio relative to its major gold producing peers.
The Company is also pleased to announce the appointment
of Mr. Marcelo Pereira da Silva as COO of the Company and
a member of the Executive Committee with effect from
1 June 2025. Mr. Pereira da Silva joined AngloGold Ashanti
in 2023 and currently holds the role of Senior Vice President:
LATAM at the Company. Previously, Mr. Pereira da Silva was
Operations Director of Vale’s Paraopeba Complex in the
state of Minas Gerais in Brazil following various senior
management roles at Kinross Gold Corporation, where he
worked for eight years, including as Director of Operations
and Maintenance at Kinross Brasil, as well as Senior
Corporate Manager of Operational Excellence at Kinross’
headquarters in Toronto, Canada.
Exploration update
For detailed disclosure on the exploration work done for the
Sukari, Egypt
three months ended 31 March 2025, see the Exploration
Update document on the Company’s website at
www.anglogoldashanti.com on both brownfield and
greenfield exploration programmes.

QUARTER 1 2025 EARNINGS RELEASE	15

GROUP I FINANCIAL RESULTS

INCOME STATEMENT

GROUP INCOME STATEMENT	Quarter	Quarter
	ended	ended
	Mar	Mar
	2025	2024
US Dollar million, except as otherwise noted	Unaudited	Unaudited

Revenue from product sales	1,963	1,171
Cost of sales	(1,124)	(869)
Gross profit	839	302
Corporate administration, marketing and related expenses	(27)	(31)
Exploration and evaluation costs	(51)	(48)
Net impairment, derecognition of assets and profit (loss) on disposal	(1)	—
Other expenses	(14)	(66)
Finance income	32	47
Foreign exchange and fair value adjustments	(39)	(30)
Finance costs and unwinding of obligations	(41)	(40)
Share of associates and joint ventures’ profit	31	33
Profit before taxation	729	167
Taxation	(187)	(108)
Profit for the period	542	59

Attributable to:
Equity shareholders	443	58
Non-controlling interests	99	1
	542	59

Basic earnings per ordinary share (US cents) (1)	88	14
Diluted earnings per ordinary share (US cents) (2)	88	14

(1) Calculated on the basic weighted average number of ordinary shares.
(2) Calculated on the diluted weighted average number of ordinary shares.

QUARTER 1 2025 EARNINGS RELEASE	16

GROUP I FINANCIAL RESULTS

STATEMENT OF FINANCIAL POSITION

GROUP STATEMENT OF FINANCIAL POSITION	As at	As at	As at
	Mar	Mar	Dec
	2025	2024	2024
US Dollar million, except as otherwise noted	Unaudited	Unaudited	Audited

ASSETS
Non-current assets
Tangible assets	8,593	4,498	8,512
Right of use assets	180	156	123
Intangible assets	99	103	98
Investments in associates and joint ventures	562	618	530
Other investments	90	17	54
Loan receivable	142	358	203
Inventories	147	—	158
Trade, other receivables and other assets	251	250	243
Reimbursive right for post-retirement benefits	52	35	49
Deferred taxation	14	33	12
Cash restricted for use	42	34	41
	10,172	6,102	10,023

Current assets
Loan receivable	268	114	260
Inventories	1,063	770	1,055
Trade, other receivables and other assets	369	183	374
Taxation	6	19	—
Cash restricted for use	22	20	20
Cash and cash equivalents	1,491	670	1,425
	3,219	1,776	3,134

Total assets	13,391	7,878	13,157

EQUITY AND LIABILITIES
Share capital and premium	537	427	526
Accumulated losses and other reserves	6,237	3,242	6,103
Shareholders’ equity	6,774	3,669	6,629
Non-controlling interests	1,903	30	1,884
Total equity	8,677	3,699	8,513

Non-current liabilities
Borrowings	1,926	1,783	1,901
Lease liabilities	129	96	65
Environmental rehabilitation and other provisions	678	661	656
Provision for pension and post-retirement benefits	60	64	57
Trade and other payables	7	5	6
Deferred taxation	541	410	519
	3,341	3,019	3,204

Current liabilities
Borrowings	88	208	83
Lease liabilities	70	83	76
Environmental rehabilitation and other provisions	113	97	109
Trade and other payables	822	651	957
Taxation	247	108	187
Bank overdraft	33	13	28
	1,373	1,160	1,440

Total liabilities	4,714	4,179	4,644

Total equity and liabilities	13,391	7,878	13,157

QUARTER 1 2025 EARNINGS RELEASE	17

GROUP I FINANCIAL RESULTS

STATEMENT OF CASH FLOWS

GROUP STATEMENT OF CASH FLOWS	Quarter	Quarter
	ended	ended
	Mar	Mar
	2025	2024
US Dollar million, except as otherwise noted	Unaudited	Unaudited

Cash flows from operating activities
Cash generated from operations	813	251
Dividends received from joint ventures	—	14
Taxation paid	(88)	(13)
Net cash inflow from operating activities	725	252

Cash flows from investing activities
Capital expenditure on tangible and intangible assets	(303)	(240)
Proceeds from disposal of tangible assets	—	1
Deferred compensation received	19	5
Other investments and assets acquired	—	(16)
Loans advanced	—	(1)
(Increase) decrease in cash restricted for use	(1)	12
Interest received	19	33
Repayment of loans advanced to joint ventures	60	45
Net cash outflow from investing activities	(206)	(161)

Cash flows from financing activities
Proceeds from borrowings	199	—
Repayment of borrowings	(180)	(250)
Repayment of lease liabilities	(23)	(23)
Finance costs – borrowings	(22)	(26)
Finance costs – leases	(4)	(2)
Dividends paid	(427)	(80)
Net cash outflow from financing activities	(457)	(381)

Net increase (decrease) in cash and cash equivalents	62	(290)
Translation	(1)	(7)
Cash and cash equivalents at beginning of period (net of bank overdraft)	1,397	955
Cash and cash equivalents at end of period (net of bank overdraft)	1,458	658

QUARTER 1 2025 EARNINGS RELEASE	18

GROUP I SEGMENTAL

GOLD AND BY-PRODUCT INCOME
AngloGold Ashanti’s operating segments are being reported based on the financial information regularly provided to the Chief
Executive Officer and the Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). Individual
members of the Executive Committee are responsible for geographical regions of the business. Under the Group’s operating model, the financial results and the composition of the operating segments are reported to the CODM per geographical region and the Projects’ segment which comprises all the major non-sustaining capital projects with the potential to be developed into operating entities. In addition to the geographical reportable segments structure, the Group has voluntarily disaggregated and disclosed the financial information on a line-by-line basis for each mining operation to facilitate comparability of mine performance.

GOLD INCOME	Quarter	Quarter
	ended	ended
	Mar	Mar
	2025	2024
US Dollar million, except as otherwise noted	Unaudited	Unaudited

AFRICA	1,389	774
Kibali - Attributable 45%	191	151
Iduapriem	114	138
Obuasi	171	120
Siguiri	221	109
Geita	362	256
Sukari	330	—

AUSTRALIA	388	237
Sunrise Dam	170	105
Tropicana - Attributable 70%	218	132

AMERICAS	341	278
Cerro Vanguardia	142	109
AngloGold Ashanti Mineração (1)	169	128
Serra Grande	30	41

	2,118	1,289
Equity-accounted joint venture included above	(191)	(151)
	1,927	1,138

(1) Includes income from sale of gold concentrate.

BY-PRODUCT REVENUE
US Dollar million, except as otherwise noted	Unaudited	Unaudited

AFRICA	2	2
Kibali - Attributable 45%	—	1
Siguiri	—	1
Geita	1	—
Sukari	1	—

AUSTRALIA	1	1
Sunrise Dam	—	1
Tropicana - Attributable 70%	1	—

AMERICAS	33	31
Cerro Vanguardia	30	31
AngloGold Ashanti Mineração	3	—

	36	34
Equity-accounted joint venture included above	—	(1)
	36	33

QUARTER 1 2025 EARNINGS RELEASE	19

GROUP I SEGMENTAL

COST OF SALES AND GROSS PROFIT

COST OF SALES	Quarter	Quarter
	ended	ended
	Mar	Mar
	2025	2024
US Dollar million, except as otherwise noted	Unaudited	Unaudited

AFRICA	764	530
Kibali - Attributable 45%	106	80
Iduapriem	87	80
Obuasi	101	90
Siguiri	135	126
Geita	166	154
Sukari	169	—

AUSTRALIA	233	212
Sunrise Dam	102	100
Tropicana - Attributable 70%	122	104
Administration and other	9	8

AMERICAS	232	206
Cerro Vanguardia	111	92
AngloGold Ashanti Mineração	85	82
Serra Grande	36	31
Administration and other	—	1

CORPORATE AND OTHER	1	1
	1,230	949
Equity-accounted joint venture included above	(106)	(80)
	1,124	869

GROSS PROFIT (1)
US Dollar million, except as otherwise noted	Unaudited	Unaudited

AFRICA	628	245
Kibali - Attributable 45%	86	71
Iduapriem	27	58
Obuasi	70	30
Siguiri	86	(16)
Geita	197	102
Sukari	162	—

AUSTRALIA	155	26
Sunrise Dam	68	5
Tropicana - Attributable 70%	97	29
Administration and other	(10)	(8)

AMERICAS	143	102
Cerro Vanguardia	62	47
AngloGold Ashanti Mineração	88	45
Serra Grande	(6)	11
Administration and other	(1)	(1)

CORPORATE AND OTHER	(1)	—
	925	373
Equity-accounted joint venture included above	(86)	(71)
	839	302
(1) The Group’s segmental profit measure is gross profit, which excludes the results of associates and joint ventures. For the reconciliation of gross profit to profit before taxation, refer to the Group income statement.

QUARTER 1 2025 EARNINGS RELEASE	20

GROUP I SEGMENTAL

AMORTISATION AND CAPITAL EXPENDITURE

AMORTISATION	Quarter	Quarter
	ended	ended
	Mar	Mar
	2025	2024
US Dollar million, except as otherwise noted	Unaudited	Unaudited

AFRICA	188	94
Kibali - Attributable 45%	21	20
Iduapriem	27	20
Obuasi	20	16
Siguiri	15	11
Geita	38	27
Sukari	67	—

AUSTRALIA	38	36
Sunrise Dam	14	17
Tropicana - Attributable 70%	24	18
Administration and other	—	1

AMERICAS	49	38
Cerro Vanguardia	16	11
AngloGold Ashanti Mineração	22	24
Serra Grande	11	3

CORPORATE AND OTHER	1	1
	276	169
Equity-accounted joint venture included above	(21)	(20)
	255	149

CAPITAL EXPENDITURE
US Dollar million, except as otherwise noted	Unaudited	Unaudited

AFRICA	241	172
Kibali - Attributable 45%	33	25
Iduapriem	35	29
Obuasi	42	42
Siguiri	12	25
Geita	60	51
Sukari	59	—

AUSTRALIA	29	45
Sunrise Dam	13	10
Tropicana - Attributable 70%	16	35

AMERICAS	48	41
Cerro Vanguardia	15	11
AngloGold Ashanti Mineração	25	22
Serra Grande	8	8

PROJECTS	18	7
Colombian projects	10	1
North American projects	8	6

	336	265
Equity-accounted joint venture included above	(33)	(25)
	303	240

QUARTER 1 2025 EARNINGS RELEASE	21

GROUP I SEGMENTAL

TOTAL ASSETS

TOTAL ASSETS	As at	As at	As at
	Mar	Mar	Dec
	2025	2024	2024
US Dollar million, except as otherwise noted	Unaudited	Unaudited	Audited

AFRICA	9,094	4,473	9,081
Kibali - Attributable 45%	922	1,048	950
Iduapriem	594	546	579
Obuasi	1,531	1,316	1,481
Siguiri	620	448	591
Geita	1,263	1,109	1,231
Sukari	4,158	—	4,243
Administration and other	6	6	6

AUSTRALIA	924	853	845

AMERICAS	1,519	1,312	1,460
Cerro Vanguardia	656	589	626
AngloGold Ashanti Mineração	713	578	668
Serra Grande	132	126	148
Administration and other	18	19	18

PROJECTS	923	854	991
Colombian projects	216	191	207
North American projects	707	663	784

CORPORATE AND OTHER	931	386	780

	13,391	7,878	13,157

By order of the Board

J TILK Chairman	A CALDERON Chief Executive Officer	G DORAN Chief Financial Officer

8 May 2025

QUARTER 1 2025 EARNINGS RELEASE	22

2025 I DIVIDENDS

AngloGold Ashanti plc today announces an interim dividend for the three months ended 31 March 2025 of 12.5 US cents per share. In respect of the interim dividend, the timelines, including dates for currency conversions, set out below will apply.
To holders of ordinary shares on the New York Stock Exchange (NYSE)

2025
Ex-dividend on NYSE	Friday, 30 May
Record date	Friday, 30 May
Payment date	Friday, 13 June
To holders of ordinary shares on the South African Register
Additional information for South African resident shareholders of AngloGold Ashanti:
Shareholders registered on the South African section of the register are advised that the distribution of 12.5 US cents per ordinary share will be converted to South African rands at the applicable exchange rate.
In compliance with the requirements of Strate and the Johannesburg Stock Exchange (JSE) Listings Requirements, the salient dates for payment of the dividend are as follows:

2025
Declaration date	Friday, 9 May
Currency conversion rate for South African rands announcement date	Friday, 23 May
Last date to trade ordinary shares cum dividend	Tuesday, 27 May
Ordinary shares trade ex-dividend	Wednesday, 28 May
Record date	Friday, 30 May
Payment date	Friday, 13 June
Dividends in respect of dematerialised shareholdings will be credited to shareholders’ accounts with the relevant CSDP (as defined below) or broker.
To comply with further requirements of Strate, share certificates may not be dematerialised or rematerialised between Wednesday,
28 May 2025 and Friday, 30 May 2025, both days inclusive. No transfers between South African, NYSE and Ghanaian share registers will be permitted between Friday, 23 May 2025 and Friday, 30 May 2025, both days inclusive.
Details of the exchange rates applicable to the dividend and a summary of the tax considerations applicable to South African shareholders is expected to be published on Friday, 23 May 2025.
To Beneficial Owners on the Ghana sub-register holding shares through the nominee arrangement with the
Central Securities Depositary (GH) LTD

2025
Currency conversion date	Friday, 23 May
Last date to trade and to register shares cum dividend	Tuesday, 27 May
Shares trade ex-dividend	Wednesday, 28 May
Record date	Friday, 30 May
Approximate payment date of dividend	Friday, 13 June
To Beneficial Owners holding Ghanaian Depositary Shares (GhDSs) and acting by National Trust Holding
Company Ltd as depository agent 100 GhDSs represent one ordinary share

2025
Currency conversion date	Friday, 23 May
Last date to trade and to register GhDSs cum dividend	Tuesday, 27 May
GhDSs trade ex-dividend	Wednesday, 28 May
Record date	Friday, 30 May
Approximate payment date of dividend	Friday, 13 June
Beneficial owners on the Ghana sub-register holding shares and beneficial owners holding GhDSs are advised that the distribution of 12.5 US cents per ordinary share will be converted to Ghanaian cedis at the applicable exchange rate. Assuming an exchange rate of US$1/¢13.3000, the gross dividend payable per share, is equivalent to ca. ¢1.6625 Ghanaian cedis. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.
Entitlement to interim dividends
A “Shareholder of Record” is a person appearing on the register of members of the Company in respect of ordinary shares at the close of business on the relevant record date. A “Beneficial Owner” is a person who holds ordinary shares of the Company through a bank, broker, central securities depository participant (“CSDP”), Shareholder of Record or other agent (sometimes referred to as holding shares “in street name”).

QUARTER 1 2025 EARNINGS RELEASE	23

NON-GAAP DISCLOSURE I RESULTS

Non-GAAP disclosure
From time to time AngloGold Ashanti may publicly disclose certain “Non-GAAP” financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.
In this document, AngloGold Ashanti presents the financial items “total cash costs”, “total cash costs per ounce”, “all-in sustaining costs”, “all-in sustaining costs per ounce”, “average gold price received per ounce”, “sustaining capital expenditure” and “non-
sustaining capital expenditure”, which have been determined using industry guidelines and practices and are not measures under
IFRS. In addition, AngloGold Ashanti also presents the financial items “Adjusted EBITDA”, “Adjusted net debt” and “free cash flow”
which are not measures under IFRS either. An investor should not consider these items in isolation or as alternatives to cost of sales, gold income, capital expenditure, profit (loss) before taxation, total borrowings, cash flows from operating activities or any other measure of financial performance presented in accordance with IFRS or as an indicator of the Group’s performance. The
Group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.
During the financial year ended 31 December 2024, AngloGold Ashanti’s reporting for managed operations shifted from an attributable basis of reporting to a consolidated basis of reporting. The change in reporting only impacts managed operations with non-controlling interests (i.e., Siguiri, Cerro Vanguardia and Sukari), whereas joint operations (i.e., Tropicana) which are proportionately consolidated remain unaffected. Non-managed joint ventures (i.e., Kibali) which are accounted for under the equity method also remain unaffected and their gold production, related unit revenue and cost metrics continue to be reported on an attributable basis. As a result of this change in reporting, certain adjustments to exclude non-controlling interests on gold production, related unit revenue and cost metrics have been discontinued. The metrics for the three months ended 31 March 2024 have been adjusted to reflect this change in reporting.
The term “managed operations” refers to subsidiaries managed by AngloGold Ashanti and included in its consolidated reporting, while the term “non-managed joint ventures” refers to equity-accounted joint ventures that are reported based on AngloGold
Ashanti’s share of attributable earnings and are not managed by AngloGold Ashanti. Managed operations are reported on a consolidated basis. Non-managed joint ventures are reported on an attributable basis.
All-in sustaining costs
During 2018, the World Gold Council (“WGC”), an industry body, published a revised Guidance Note on the “all-in sustaining costs”
metric, which gold mining companies can use to supplement their overall Non-GAAP disclosure. The WGC worked closely with its members (including AngloGold Ashanti) to develop these Non-GAAP measures which are intended to provide further transparency into the full cost associated with producing gold. It is expected that this metric, which AngloGold Ashanti provides herein, will be helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining.
“All-in sustaining costs” is a Non-GAAP measure which is an extension of the existing “total cash costs” metric and incorporates all costs related to sustaining production and in particular, recognises sustaining capital expenditures associated with developing and maintaining gold mines. In addition, this metric includes the cost associated with Corporate Office structures that support these operations, the community and environmental rehabilitation costs attendant with responsible mining and any exploration and evaluation cost associated with sustaining current operations. “All-in sustaining costs per ounce - managed operations” ($/oz) is calculated by dividing the consolidated US dollar value of this cost metric by the consolidated ounces of gold sold. “All-in sustaining costs per ounce - non-managed joint ventures” ($/oz) is calculated by dividing the attributable US dollar value of this cost metric by the attributable ounces of gold sold.
Total cash costs
“Total cash costs” is calculated in accordance with the guidelines of the Gold Institute industry standard and industry practice and is a Non-GAAP measure. The Gold Institute, which has been incorporated into the National Mining Association, is a non-profit international association of miners, refiners, bullion suppliers and manufacturers of gold products, which developed a uniform format for reporting total cash costs on a per ounce basis. The guidance was first adopted in 1996 and revised in November 1999.
“Total cash costs” is a Non-GAAP measure and, as calculated and reported by AngloGold Ashanti, include costs for all mining, processing, onsite administration costs, royalties and production taxes, as well as contributions from by-products, but exclude amortisation of tangible, intangible and right of use assets, rehabilitation costs and other non-cash costs, retrenchment costs, corporate administration, marketing and related costs, capital costs and exploration costs. “Total cash costs per ounce - managed operations” ($/oz) is calculated by dividing the consolidated US dollar value of this cost metric by the consolidated ounces of gold produced. “Total cash costs per ounce - non-managed joint ventures” ($/oz) is calculated by dividing the attributable US dollar value of this cost metric by the attributable ounces of gold produced.
Average gold price received per ounce
“Average gold price received per ounce” is a Non-GAAP measure which gives an indication of revenue earned per ounce of gold sold and serves as a benchmark of performance against the market spot gold price. “Average gold price received per ounce -
managed operations” is calculated by dividing the consolidated US dollar value of this revenue metric by the consolidated ounces of gold sold. “Average gold price received per ounce - non-managed joint ventures” is calculated by dividing the attributable US dollar value of this revenue metric by the attributable ounces of gold sold.

QUARTER 1 2025 EARNINGS RELEASE	24

NON-GAAP DISCLOSURE I RESULTS

CONTINUED
Sustaining capital expenditure
“Sustaining capital (expenditure)” is a Non-GAAP measure comprising capital expenditure incurred to sustain and maintain existing assets at their current productive capacity in order to achieve constant planned levels of productive output and capital expenditure to extend useful lives of existing production assets. This includes replacement of vehicles, plant and machinery, Mineral Reserve development, deferred stripping and capital expenditure related to financial benefit initiatives, safety, health and the environment.
Non-sustaining capital expenditure
“Non-sustaining capital (expenditure)” is a Non-GAAP measure comprising capital expenditure incurred at new operations and capital expenditure related to ‘major projects’ at existing operations where these projects will materially increase production.
While the Gold Institute provided definitions for the calculation of “total cash costs” and the WGC published a revised Guidance
Note on the “all-in sustaining costs” metric during 2018, the calculation of “total cash costs”, “total cash costs per ounce”, “all-in sustaining costs” and “all-in sustaining costs per ounce” may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, AngloGold Ashanti believes that
“total cash costs” and “all-in sustaining costs” in total by mine and per ounce by mine as well as “average gold price received per ounce”, “sustaining capital expenditure” and “non-sustaining capital expenditure” are useful indicators to investors and management as they provide:
•an indication of profitability, efficiency and cash flows;
•the trend in costs as the mining operations mature over time on a consistent basis; and
•an internal benchmark of performance to allow for comparison against other mines, both within the Group and at other gold mining companies.
Management prepares its internal management reporting documentation, for use and decision making by the Chief Operating
Decision Maker (CODM), on a total basis.
The key metrics are based on the total ounces, gold income, “total cash costs”, “all-in sustaining costs”, “sustaining capital expenditure” and “non-sustaining capital expenditure” from each operation and as a consequence includes AngloGold Ashanti’s share of the “total cash costs”, “all-in sustaining costs”, “sustaining capital expenditure” and “non-sustaining capital expenditure” of its non-managed joint ventures that are accounted for under the equity method. In a capital intensive industry, this basis allows management to make operating and resource allocation decisions on a comparable basis between mining operations irrespective of whether they are consolidated or accounted for under the equity method. This basis of calculating the metrics is consistent with the WGC’s Guidance Note on the “all-in sustaining costs” metric.
Although AngloGold Ashanti has shareholder rights and board representation commensurate with its ownership interests in its equity-accounted non-managed joint ventures and reviews the underlying operating results including “total cash costs”, “all-in sustaining costs”, “sustaining capital expenditure” and “non-sustaining capital expenditure” with them at each reporting period, it does not have direct control over their operations or resulting revenue and expenses, nor does it have a proportionate legal interest in each financial statement line item. AngloGold Ashanti’s use of “total cash costs”, “all-in sustaining costs”, “sustaining capital expenditure” and “non-sustaining capital expenditure” on a total basis, is not intended to imply that it has any such control or proportionate legal interest, but rather to reflect the Non-GAAP measures on a basis consistent with its internal and external segmental reporting.
Adjusted EBITDA
“Adjusted EBITDA” is a Non-GAAP measure and, as calculated and reported by AngloGold Ashanti, includes profit (loss) before taxation, amortisation of tangible, intangible and right of use assets, retrenchment costs at the operations, finance income, other gains (losses), care and maintenance costs, finance costs and unwinding of obligations, impairment and derecognition of assets, impairment of investments, profit (loss) on disposal of assets and investments, gain (loss) on early settlement of hedge contracts, fair value adjustments, repurchase premium and costs on settlement of issued bonds and the share of associates’ EBITDA. The
Adjusted EBITDA calculation is based on the formula included in AngloGold Ashanti’s Revolving Credit Facility Agreements for
compliance with the debt covenant formula.
“Adjusted EBITDA margin” is calculated as the percentage of Adjusted EBITDA divided by revenue from product sales.
Adjusted net debt
“Adjusted net debt” is a Non-GAAP measure and, as calculated and reported by AngloGold Ashanti, includes total borrowings adjusted for the unamortised portion of borrowing costs and IFRS 16 lease adjustments; less cash restricted for use and cash and cash equivalents (net of bank overdraft). The Adjusted net debt calculation is based on the formula included in AngloGold Ashanti’s
Revolving Credit Facility Agreements for compliance with the debt covenant formula.
Free cash flow
AngloGold Ashanti has revised its definition of “free cash flow” in order to align it with industry practice. “Free cash flow" is a Non-
GAAP measure and, as calculated and reported by AngloGold Ashanti, includes operating cash flow less capital expenditure.
Operating cash flow is defined as net cash flow from operating activities, plus repayment of loans advanced to joint ventures, less dividends paid to non-controlling interests. “Free cash flow” for the three months ended 31 March 2024 has been adjusted to reflect this change in reporting.

QUARTER 1 2025 EARNINGS RELEASE	25

NON-GAAP DISCLOSURE I RESULTS

CONTINUED
Reconciliations
A reconciliation of cost of sales as included in AngloGold Ashanti’s Earnings Release for the three months ended 31 March 2025 and 31 March 2024, to “all-in sustaining costs”, “all-in sustaining costs per ounce”, “total cash costs” and “total cash costs per ounce” for each of the three-month periods ended 31 March 2025 and 31 March 2024, is presented on a total (Group), total
(managed operations/non-managed joint ventures) and segment basis in Note A below. In addition, the Company has provided detail of the consolidated ounces of gold produced and sold by mine for each of those periods below.
A reconciliation of gold income as included in AngloGold Ashanti’s Earnings Release for the three months ended 31 March 2025 and 31 March 2024, to “average gold price received per ounce” for each of the three-months ended 31 March 2025 and 31 March
2024, is presented on a total (Group) and total (managed operations/non-managed joint ventures) basis in Note B below.
A reconciliation of capital expenditure as included in AngloGold Ashanti’s Earnings Release for the three months ended 31 March
2025 and 31 March 2024, to “sustaining capital expenditure” and “non-sustaining capital expenditure” for each of the three-month periods ended 31 March 2025 and 31 March 2024, is presented on a total (Group), total (managed operations/non-managed joint ventures) and segment basis in Note C below.
A reconciliation of profit (loss) before taxation as included in AngloGold Ashanti’s Earnings Release for the three months ended
31 March 2025 and 31 March 2024, to “Adjusted EBITDA” for each of the three-month periods ended 31 March 2025 and
31 March 2024, is presented on a total (Group) basis in Note D below.
A reconciliation of total borrowings as included in AngloGold Ashanti’s Earnings Release as at 31 March 2025, 31 March 2024 and
31 December 2024 to “Adjusted net debt” as at 31 March 2025, 31 March 2024 and 31 December 2024, is presented on a total
(Group) basis in Note E below.
A reconciliation of net cash flow from operating activities as included in AngloGold Ashanti’s Earnings Release for the three months
Tropicana, Australia
ended 31 March 2025 and 31 March 2024, to “free cash flow” for each of the three-month periods ended 31 March 2025 and
31 March 2024, is presented on a total (Group) basis in Note F below.

QUARTER 1 2025 EARNINGS RELEASE	26

NON-GAAP DISCLOSURE I NOTE A

ALL-IN SUSTAINING COSTS	FOR THE QUARTER ENDED 31 MARCH 2025
	Corporate and other(3)	AFRICA									AUSTRALIA
		Kibali	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia
in US Dollar million, except as otherwise noted

Cost of sales per segmental information (2)	1	106	106	87	101	135	166	169	—	658	102	122	9	233
By-product revenue	—	—	—	—	—	—	(1)	(1)	—	(2)	—	(1)	—	(1)
Amortisation of tangible, intangible and right of use assets	(1)	(21)	(21)	(27)	(20)	(15)	(38)	(67)	—	(167)	(14)	(24)	—	(38)
Adjusted for decommissioning and inventory amortisation	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Corporate administration, marketing and related expenses	27	—	—	—	—	—	—	—	—	—	—	—	—	—
Lease payment sustaining	—	—	—	1	—	1	6	1	—	9	4	4	1	9
Sustaining exploration and study costs	—	—	—	1	—	1	2	—	—	4	—	—	—	—
Total sustaining capital expenditure	—	13	13	19	37	12	55	32	—	155	13	6	—	19
All-in sustaining costs (5)	27	98	98	81	118	134	189	134	—	656	105	108	10	223
Gold sold - oz (000)	—	67	67	40	60	77	124	116	—	417	60	76	—	136
All-in sustaining costs per ounce - $/oz (1)	—	1,463	1,463	2,053	1,973	1,733	1,521	1,153	—	1,573	1,768	1,409	—	1,636

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs (per ounce)” and
“total cash costs (per ounce)” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
(6) Adjusted to exclude Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.
Rounding of figures may result in computational discrepancies.

QUARTER 1 2025 EARNINGS RELEASE	27

NON-GAAP DISCLOSURE I NOTE A

ALL-IN SUSTAINING COSTS	FOR THE QUARTER ENDED 31 MARCH 2025
	AMERICAS					Projects	GROUP			GROUP EXCL. SUKARI(6)
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas		Non- managed joint ventures	Managed operations	Group total (4)	Managed operations (Africa)	Managed operations	Group total (4)
in US Dollar million, except as otherwise noted

Cost of sales per segmental information (2)	111	85	36	—	232	—	106	1,124	1,230	489	955	1,061
By-product revenue	(30)	(3)	—	—	(33)	—	—	(36)	(36)	(1)	(35)	(35)
Amortisation of tangible, intangible and right of use assets	(16)	(22)	(11)	—	(49)	—	(21)	(255)	(276)	(100)	(188)	(209)
Adjusted for decommissioning and inventory amortisation	(2)	—	—	—	(2)	—	—	(2)	(2)	—	(2)	(2)
Corporate administration, marketing and related expenses	—	—	—	—	—	—	—	27	27	—	27	27
Lease payment sustaining	—	6	2	—	8	—	—	26	26	8	25	25
Sustaining exploration and study costs	—	—	—	—	—	1	—	5	5	4	5	5
Total sustaining capital expenditure	15	25	8	—	48	1	13	223	236	123	191	204
All-in sustaining costs (5)	77	90	35	1	203	2	98	1,111	1,209	522	977	1,075
Gold sold - oz (000)	49	58	10	—	117	—	67	670	737	301	554	621
All-in sustaining costs per ounce - $/oz (1)	1,577	1,544	3,403	—	1,731	—	1,463	1,657	1,640	1,735	1,763	1,731

Rounding of figures may result in computational discrepancies.

QUARTER 1 2025 EARNINGS RELEASE	28

NON-GAAP DISCLOSURE I NOTE A

TOTAL CASH COSTS	FOR THE QUARTER ENDED 31 MARCH 2025
	Corporate and other(3)	AFRICA									AUSTRALIA
		Kibali	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia
in US Dollar million, except as otherwise noted

Cost of sales per segmental information (2)	1	106	106	87	101	135	166	169	—	658	102	122	9	233
- By-product revenue	—	—	—	—	—	—	(1)	(1)	—	(2)	—	(1)	—	(1)
- Inventory change	—	(1)	(1)	3	(10)	2	(9)	(4)	—	(18)	2	—	—	2
- Amortisation of tangible assets	(1)	(21)	(21)	(26)	(20)	(14)	(32)	(66)	—	(158)	(10)	(19)	—	(29)
- Amortisation of right of use assets	—	—	—	(1)	—	(1)	(6)	(1)	—	(9)	(4)	(5)	—	(9)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	—	1	1	(3)	(2)	(1)	—	—	—	(6)	—	—	—	—
- Retrenchment costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total cash costs (5)	—	84	84	60	69	122	118	97	—	466	91	97	9	197
Gold produced - oz (000)	—	63	63	40	54	80	116	117	—	407	61	74	—	135
Total cash costs per ounce - $/oz (1)	—	1,325	1,325	1,493	1,284	1,521	1,021	826	—	1,144	1,479	1,317	—	1,456

Rounding of figures may result in computational discrepancies.

QUARTER 1 2025 EARNINGS RELEASE	29

NON-GAAP DISCLOSURE I NOTE A

TOTAL CASH COSTS	FOR THE QUARTER ENDED 31 MARCH 2025
	AMERICAS					Projects	GROUP			GROUP EXCL. SUKARI(6)
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas		Non- managed joint ventures	Managed operations	Group total (4)	Managed operations (Africa)	Managed operations	Group total (4)
in US Dollar million, except as otherwise noted

Cost of sales per segmental information (2)	111	85	36	—	232	—	106	1,124	1,230	489	955	1,061
- By-product revenue	(30)	(3)	—	—	(33)	—	—	(36)	(36)	(1)	(35)	(35)
- Inventory change	(5)	—	—	—	(5)	—	(1)	(21)	(22)	(14)	(17)	(18)
- Amortisation of tangible assets	(16)	(17)	(10)	—	(43)	—	(21)	(231)	(252)	(92)	(165)	(186)
- Amortisation of right of use assets	—	(5)	(1)	—	(6)	—	—	(24)	(24)	(8)	(23)	(23)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	(3)	(7)	1	—	(9)	—	1	(15)	(14)	(6)	(15)	(14)
- Retrenchment costs	(1)	—	—	—	(1)	—	—	(1)	(1)	—	(1)	(1)
Total cash costs (5)	56	52	25	1	134	—	84	797	881	369	700	784
Gold produced - oz (000)	47	58	10	—	115	—	63	657	720	290	540	603
Total cash costs per ounce - $/oz (1)	1,201	897	2,485	—	1,170	—	1,325	1,213	1,223	1,272	1,297	1,300

Rounding of figures may result in computational discrepancies.

QUARTER 1 2025 EARNINGS RELEASE	30

NON-GAAP DISCLOSURE I NOTE A

ALL-IN SUSTAINING COSTS	FOR THE QUARTER ENDED 31 MARCH 2024
	Corporate and other(3)	AFRICA									AUSTRALIA
		Kibali	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia
in US Dollar million, except as otherwise noted

Cost of sales per segmental information (2)	1	80	80	80	90	126	154	—	—	450	100	104	8	212
By-product revenue	—	(1)	(1)	—	—	(1)	—	—	—	(1)	(1)	—	—	(1)
Amortisation of tangible, intangible and right of use assets	(1)	(20)	(20)	(20)	(16)	(11)	(27)	—	—	(74)	(17)	(18)	(1)	(36)
Adjusted for decommissioning and inventory amortisation	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Corporate administration, marketing and related expenses	31	—	—	—	—	—	—	—	—	—	—	—	—	—
Lease payment sustaining	—	2	2	1	—	—	6	—	—	7	5	2	—	7
Sustaining exploration and study costs	—	—	—	—	1	1	3	—	—	5	—	—	—	—
Total sustaining capital expenditure	—	16	16	25	33	25	49	—	—	132	9	7	—	16
All-in sustaining costs (5)	31	78	78	86	108	140	184	—	—	518	96	94	8	198
Gold sold - oz (000)	—	73	73	66	58	52	123	—	—	299	51	64	—	115
All-in sustaining costs per ounce - $/oz (1)	—	1,070	1,070	1,291	1,866	2,656	1,511	—	—	1,733	1,886	1,466	—	1,723

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs (per ounce)” and
“total cash costs (per ounce)” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.

QUARTER 1 2025 EARNINGS RELEASE	31

NON-GAAP DISCLOSURE I NOTE A

ALL-IN SUSTAINING COSTS	FOR THE QUARTER ENDED 31 MARCH 2024
	AMERICAS					Projects	GROUP
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas		Non- managed joint ventures	Managed operations	Group total (4)
in US Dollar million, except as otherwise noted

Cost of sales per segmental information (2)	92	82	31	1	206	—	80	869	949
By-product revenue	(31)	—	—	—	(31)	—	(1)	(33)	(34)
Amortisation of tangible, intangible and right of use assets	(11)	(24)	(3)	—	(38)	—	(20)	(149)	(169)
Adjusted for decommissioning and inventory amortisation	(2)	(1)	(1)	—	(4)	—	—	(4)	(4)
Corporate administration, marketing and related expenses	—	—	—	—	—	—	—	31	31
Lease payment sustaining	—	7	3	—	10	—	2	24	26
Sustaining exploration and study costs	1	—	—	—	1	—	—	6	6
Total sustaining capital expenditure	11	22	8	—	41	1	16	190	206
All-in sustaining costs (5)	61	87	37	—	185	2	78	934	1,012
Gold sold - oz (000)	53	66	19	—	138	—	73	552	625
All-in sustaining costs per ounce - $/oz (1)	1,161	1,311	1,892	—	1,338	—	1,070	1,692	1,620

Rounding of figures may result in computational discrepancies.

QUARTER 1 2025 EARNINGS RELEASE	32

NON-GAAP DISCLOSURE I NOTE A

TOTAL CASH COSTS	FOR THE QUARTER ENDED 31 MARCH 2024
	Corporate and other(3)	AFRICA									AUSTRALIA
		Kibali	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia
in US Dollar million, except as otherwise noted

Cost of sales per segmental information (2)	1	80	80	80	90	126	154	—	—	450	100	104	8	212
- By-product revenue	—	(1)	(1)	—	—	(1)	—	—	—	(1)	(1)	—	—	(1)
- Inventory change	—	3	3	(4)	(5)	(8)	(7)	—	—	(24)	9	(16)	—	(7)
- Amortisation of tangible assets	(1)	(20)	(20)	(19)	(16)	(11)	(20)	—	—	(66)	(13)	(17)	(1)	(31)
- Amortisation of right of use assets	—	—	—	(1)	—	—	(7)	—	—	(8)	(4)	(1)	—	(5)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	—	1	1	(1)	(3)	(1)	—	—	—	(5)	—	—	—	—
- Retrenchment costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total cash costs (5)	—	63	63	55	67	106	119	—	—	347	91	69	8	168
Gold produced - oz (000)	—	76	76	62	54	48	114	—	—	278	56	53	—	109
Total cash costs per ounce - $/oz (1)	—	831	831	876	1,251	2,188	1,046	—	—	1,245	1,634	1,294	—	1,540

Rounding of figures may result in computational discrepancies.

QUARTER 1 2025 EARNINGS RELEASE	33

NON-GAAP DISCLOSURE I NOTE A

TOTAL CASH COSTS	FOR THE QUARTER ENDED 31 MARCH 2024
	AMERICAS					Projects	GROUP
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas		Non- managed joint ventures	Managed operations	Group total (4)
in US Dollar million, except as otherwise noted

Cost of sales per segmental information (2)	92	82	31	1	206	—	80	869	949
- By-product revenue	(31)	—	—	—	(31)	—	(1)	(33)	(34)
- Inventory change	(11)	(2)	—	—	(13)	—	3	(44)	(41)
- Amortisation of tangible assets	(11)	(19)	(2)	—	(32)	—	(20)	(130)	(150)
- Amortisation of right of use assets	—	(5)	(1)	—	(6)	—	—	(19)	(19)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	(1)	—	(1)	—	(2)	—	1	(7)	(6)
- Retrenchment costs	—	(1)	—	—	(1)	—	—	(1)	(1)
Total cash costs (5)	38	56	27	—	121	—	63	636	699
Gold produced - oz (000)	42	65	21	—	128	—	76	515	591
Total cash costs per ounce - $/oz (1)	902	856	1,306	—	946	—	831	1,232	1,181

Rounding of figures may result in computational discrepancies.

QUARTER 1 2025 EARNINGS RELEASE	34

NON-GAAP DISCLOSURE I NOTE B

FOR THE QUARTER 1 I  2025 AND 2024

AVERAGE GOLD PRICE RECEIVED PER OUNCE	Quarter			Quarter
	ended			ended
	Mar			Mar
	2025			2024
	Unaudited			Unaudited
US Dollar million, except as otherwise noted	Managed operations	Non-managed joint ventures	Group (Equity)	Managed operations	Non-managed joint ventures	Group (Equity)
Gold income per income statement	1,927	191	1,927	1,138	151	1,138
Associates and joint ventures’ share of gold income			191			151
Gold income	1,927	191	2,118	1,138	151	1,289

Gold sold - oz (000)	670	67	737	552	73	625
Average gold price received per ounce - $/oz	2,875	2,865	2,874	2,060	2,090	2,063

Rounding of figures may result in computational discrepancies.

QUARTER 1 2025 EARNINGS RELEASE	35

NON-GAAP DISCLOSURE I NOTE C

QUARTER 1 2025 AND 2024

CAPITAL EXPENDITURE	FOR THE QUARTER ENDED 31 MARCH 2025
	Corporate and other	AFRICA										AUSTRALIA
		Kibali	Other	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia
in US Dollar million, except as otherwise noted

Sustaining capital expenditure	—	13	—	13	19	37	12	55	32	—	155	13	6	—	19
Non-sustaining capital expenditure	—	20	—	20	16	5	—	5	27	—	53	—	10	—	10
Capital expenditure	—	33	—	33	35	42	12	60	59	—	208	13	16	—	29

CAPITAL EXPENDITURE	AMERICAS					Projects	GROUP			GROUP EXCL. SUKARI(2)
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas		Non- managed joint ventures	Managed operations	Group total (1)	Managed operations (Africa)	Managed operations	Group total (1)
in US Dollar million, except as otherwise noted

Sustaining capital expenditure	15	25	8	—	48	1	13	223	236	123	191	204
Non-sustaining capital expenditure	—	—	—	—	—	17	20	80	100	26	53	73
Capital expenditure	15	25	8	—	48	18	33	303	336	149	244	277

CAPITAL EXPENDITURE	FOR THE QUARTER ENDED 31 MARCH 2024
	Corporate and other	AFRICA										AUSTRALIA
		Kibali	Other	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia
in US Dollar million, except as otherwise noted

Sustaining capital expenditure	—	16	—	16	25	33	25	49	—	—	132	9	7	—	16
Non-sustaining capital expenditure	—	9	—	9	4	9	—	2	—	—	15	1	28	—	29
Capital expenditure	—	25	—	25	29	42	25	51	—	—	147	10	35	—	45

CAPITAL EXPENDITURE	AMERICAS					Projects	GROUP
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas		Non- managed joint ventures	Managed operations	Group total (1)
in US Dollar million, except as otherwise noted

Sustaining capital expenditure	11	22	8	—	41	1	16	190	206
Non-sustaining capital expenditure	—	—	—	—	—	6	9	50	59
Capital expenditure	11	22	8	—	41	7	25	240	265

(1)Total including equity-accounted non-managed joint ventures.
(2)Adjusted to exclude Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.
Rounding of figures may result in computational discrepancies.

QUARTER 1 2025 EARNINGS RELEASE	36

NON-GAAP DISCLOSURE I NOTE D

ADJUSTED EBITDA	Quarter	Quarter
	ended	ended
	Mar	Mar
	2025	2024
US Dollar million, except as otherwise noted	Unaudited	Unaudited

Adjusted EBITDA (1)
Profit before taxation	729	167
Add back:
Finance costs and unwinding of obligations	41	40
Finance income	(32)	(47)
Amortisation of tangible, right of use and intangible assets	255	149
Other amortisation	3	4
Associates and joint ventures share of amortisation, interest, taxation and other	77	60
EBITDA	1,073	373

Adjustments:
Foreign exchange and fair value adjustments	39	28
Care and maintenance costs	1	32
Retrenchment and related costs	3	—
Impairment, derecognition of assets and profit (loss) on disposal	4	—
Joint ventures share of costs	—	1
Adjusted EBITDA	1,120	434

(1) EBITDA (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.
Rounding of figures may result in computational discrepancies.

QUARTER 1 2025 EARNINGS RELEASE	37

NON-GAAP DISCLOSURE I NOTE E

ADJUSTED NET DEBT(1)	As at	As at	As at
	Mar	Mar	Dec
	2025	2024	2024
US Dollar million, except as otherwise noted	Unaudited	Unaudited	Unaudited

Borrowings - non-current portion	1,926	1,783	1,901
Borrowings - current portion	88	208	83
Lease liabilities - non-current portion	129	96	65
Lease liabilities - current portion	70	83	76
Total borrowings	2,213	2,170	2,125
Less cash and cash equivalents, net of bank overdraft	(1,458)	(657)	(1,397)
Net debt	755	1,513	728

Adjustments:
IFRS16 lease adjustments	(185)	(159)	(126)
Unamortised portion of borrowing costs	19	22	26
Cash restricted for use	(64)	(54)	(61)
Adjusted net debt	525	1,322	567

Adjusted net debt to Adjusted EBITDA ratio	0.15	0.86	0.21

Total borrowings to profit before taxation	0.99	15.72	1.27

(1) Net debt (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.
Rounding of figures may result in computational discrepancies.

QUARTER 1 2025 EARNINGS RELEASE	38

NON-GAAP DISCLOSURE I NOTE F

FREE CASH FLOW	Quarter	Quarter
	ended	ended
	Mar	Mar
	2025	2024
US Dollar million, except as otherwise noted	Unaudited	Unaudited
Net cash flow from operating activities	725	252
Repayment of loans advanced to joint ventures	60	45
Dividends paid to non-controlling interests	(79)	—
Operating cash flow	706	297
Capital expenditure on tangible and intangible assets	(303)	(240)
Free cash flow	403	57

(1) Includes working capital movements as per table below.

Decrease in inventories	—	57
Increase in trade receivables	(42)	(23)
Decrease in trade payables	(127)	(141)
Movement in working capital	(169)	(107)

Rounding of figures may result in computational discrepancies.

QUARTER 1 2025 EARNINGS RELEASE	39

OTHER INFORMATION I EXCHANGE RATES

EXCHANGE RATES	Mar	Mar	Dec
	2025	2024	2024
	Unaudited	Unaudited	Unaudited

ZAR/USD
Average for the year to date	18.47	18.88	18.32
Average for the quarter	18.47	18.88	17.89
Closing	18.30	18.94	18.85

AUD/USD
Average for the year to date	1.59	1.52	1.52
Average for the quarter	1.59	1.52	1.53
Closing	1.60	1.53	1.62

BRL/USD
Average for the year to date	5.85	4.95	5.39
Average for the quarter	5.85	4.95	5.83
Closing	5.74	5.00	6.19

ARS/USD
Average for the year to date	1,056.67	834.01	916.78
Average for the quarter	1,056.67	834.01	1,000.92
Closing	1,073.88	857.42	1,032.50

QUARTER 1 2025 EARNINGS RELEASE	40

OPERATING RESULTS I OPERATIONS AT A GLANCE

  QUARTER 1 2025 AND 2024

OPERATIONS AT A GLANCE	FOR THE QUARTERS ENDED 31 MARCH 2025 AND 31 MARCH 2024
	Gold production oz (000)		Open-pit treated 000 tonnes		Underground milled / treated 000 tonnes		Other milled / treated 000 tonnes		Open-pit recovered grade g/tonne		Underground recovered grade g/tonne		Other recovered grade g/tonne		Total recovered grade g/tonne
	Mar-25	Mar-24	Mar-25	Mar-24	Mar-25	Mar-24	Mar-25	Mar-24	Mar-25	Mar-24	Mar-25	Mar-24	Mar-25	Mar-24	Mar-25	Mar-24

AFRICA Non-managed joint ventures	63	76	607	509	323	416	—	—	0.85	0.97	4.50	4.48	—	—	2.12	2.55
Kibali - Attributable 45% (1)	63	76	607	509	323	416	—	—	0.85	0.97	4.50	4.48	—	—	2.12	2.55

AFRICA Managed operations	407	278	6,901	4,340	1,159	902	111	50	1.00	1.03	4.68	4.59	0.39	1.05	1.55	1.64
Iduapriem	40	62	999	1,273	—	—	—	—	1.26	1.53	—	—	—	—	1.26	1.53
Obuasi	54	54	—	—	282	273	—	50	—	—	5.95	5.91	—	1.05	5.95	5.15
Siguiri (3)	80	48	2,947	2,452	—	—	—	—	0.84	0.61	—	—	—	—	0.84	0.61
Geita	116	114	521	615	605	629	—	—	1.88	1.65	4.34	4.02	—	—	3.20	2.85
Sukari (3)	117	—	2,434	—	272	—	111	—	0.91	—	4.12	—	0.39	—	1.30	—

AUSTRALIA	135	109	1,550	1,449	928	892	—	—	1.22	0.83	2.49	2.45	—	—	1.69	1.45
Sunrise Dam	61	56	308	325	640	648	—	—	1.36	0.98	2.31	2.19	—	—	2.00	1.78
Tropicana - Attributable 70%	74	53	1,242	1,124	288	244	—	—	1.18	0.79	2.88	3.14	—	—	1.50	1.21

AMERICAS	115	128	186	202	627	430	520	729	2.49	1.86	4.47	4.57	0.58	2.26	2.68	2.93
Cerro Vanguardia (3)	47	42	184	202	133	98	520	487	2.50	1.86	5.23	6.96	0.58	0.55	1.74	1.68
AngloGold Ashanti Mineração (2)	58	65	—	—	331	117	—	242	—	—	5.43	5.50	—	5.72	5.43	5.65
Serra Grande	10	21	2	—	163	215	—	—	1.17	—	1.92	2.98	—	—	1.91	2.98

Managed operations	657	515	8,637	5,991	2,714	2,224	631	779	1.07	1.01	3.88	3.73	0.55	2.19	1.71	1.78
Non-managed joint ventures	63	76	607	509	323	416	—	—	0.85	0.97	4.50	4.48	—	—	2.12	2.55
Group total including equity-accounted non- managed joint ventures	720	591	9,244	6,500	3,037	2,640	631	779	1.06	1.01	3.95	3.85	0.55	2.19	1.74	1.86
Managed operations (excluding Sukari)(4)	540	515	6,203	5,991	2,442	2,224	520	779	1.14	1.01	3.86	3.73	0.58	2.19	1.83	1.78
Non-managed joint ventures	63	76	607	509	323	416	—	—	0.85	0.97	4.50	4.48	—	—	2.12	2.55
Group total including equity-accounted non- managed joint ventures (excluding Sukari)(4)	603	591	6,810	6,500	2,765	2,640	520	779	1.11	1.01	3.93	3.85	0.58	2.19	1.86	1.86

(1) Equity-accounted joint venture.
(2) Includes gold concentrate from the Cuiabá mine sold to third parties in Q1 2024.
(3) On a consolidated basis. Siguiri, Sukari and Cerro Vanguardia are owned 85%, 50% and 92.50% by AngloGold Ashanti, respectively.
(4) Adjusted to exclude Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.
Rounding of figures may result in computational discrepancies.

During the financial year ended 31 December 2024, AngloGold Ashanti’s reporting for managed operations shifted from an attributable basis of reporting to a consolidated basis of reporting. The change in reporting only impacts managed operations with non-controlling interests (i.e., Siguiri, Cerro Vanguardia and Sukari), whereas joint operations (i.e., Tropicana), which are proportionately consolidated, remain unaffected. Non-managed joint ventures (i.e., Kibali), which are accounted for under the equity method, also remain unaffected and their gold production, related unit revenue and cost metrics continue to be reported on an attributable basis. As a result of this change in reporting, certain adjustments to exclude non-controlling interests on gold production, related unit revenue and cost metrics have been discontinued. The metrics for the three months ended 31 March 2024 have been adjusted to reflect this change in reporting.

QUARTER 1 2025 EARNINGS RELEASE	41

FINANCIAL RESULTS I OPERATIONS AT A GLANCE

QUARTER 1 2025 AND 2024

OPERATIONS AT A GLANCE	FOR THE QUARTERS ENDED 31 MARCH 2025 AND 31 MARCH 2024
	Cost of sales		Gross profit		Total cash costs per ounce*		All-in sustaining costs per ounce*		Sustaining MRD / Stripping capital		Other sustaining capital		Non-sustaining capital*
	$m		$m		$/oz		$/oz		$m		$m		$m
	Mar-25	Mar-24	Mar-25	Mar-24	Mar-25	Mar-24	Mar-25	Mar-24	Mar-25	Mar-24	Mar-25	Mar-24	Mar-25	Mar-24

AFRICA Non-managed joint ventures	106	80	86	71	1,325	831	1,463	1,070	6	10	7	6	20	9
Kibali - Attributable 45% (1)	106	80	86	71	1,325	831	1,463	1,070	6	10	7	6	20	9

AFRICA Managed operations	658	450	542	174	1,144	1,245	1,573	1,733	95	96	60	36	53	15
Iduapriem	87	80	27	58	1,493	876	2,053	1,291	15	24	4	1	16	4
Obuasi	101	90	70	30	1,284	1,251	1,973	1,866	28	25	9	8	5	9
Siguiri (3)	135	126	86	(16)	1,521	2,188	1,733	2,656	7	8	5	17	—	—
Geita	166	154	197	102	1,021	1,046	1,521	1,511	35	39	20	10	5	2
Sukari (3)	169	—	162	—	826	—	1,153	—	10	—	22	—	27	—

AUSTRALIA	233	212	155	26	1,456	1,540	1,636	1,723	8	9	11	7	10	29
Sunrise Dam	102	100	68	5	1,479	1,634	1,768	1,886	5	5	8	4	—	1
Tropicana - Attributable 70%	122	104	97	29	1,317	1,294	1,409	1,466	3	4	3	3	10	28
Administration and other	9	8	(10)	(8)	—	—	—	—	—	—	—	—	—	—

AMERICAS	232	206	143	102	1,170	946	1,731	1,338	36	34	12	7	—	—
Cerro Vanguardia (3)	111	92	62	47	1,201	902	1,577	1,161	7	9	8	2	—	—
AngloGold Ashanti Mineração (2)	85	82	88	45	897	856	1,544	1,311	22	18	3	4	—	—
Serra Grande	36	31	(6)	11	2,485	1,306	3,403	1,892	7	7	1	1	—	—
Administration and other	—	1	(1)	(1)	—	—	—	—	—	—	—	—	—	—

PROJECTS	—	—	—	—	—	—	—	—	—	—	1	1	17	6
Colombian projects	—	—	—	—	—	—	—	—	—	—	—	—	10	1
North American projects	—	—	—	—	—	—	—	—	—	—	1	1	7	5

CORPORATE AND OTHER	1	1	(1)	—	—	—	—	—	—	—	—	—	—	—

Managed operations	1,124	869	839	302	1,213	1,232	1,657	1,692	139	139	84	51	80	50
Non-managed joint ventures	106	80	86	71	1,325	831	1,463	1,070	6	10	7	6	20	9
Group total including equity-accounted non- managed joint ventures	1,230	949	925	373	1,223	1,181	1,640	1,620	145	149	91	57	100	59
Managed operations (excluding Sukari)(4)	955	869	677	302	1,297	1,232	1,763	1,692	129	139	62	51	53	50
Non-managed joint ventures	106	80	86	71	1,325	831	1,463	1,070	6	10	7	6	20	9
Group total including equity-accounted non- managed joint ventures (excluding Sukari)(4)	1,061	949	763	373	1,300	1,181	1,731	1,620	135	149	69	57	73	59

(1) Equity-accounted joint venture.
(2) Includes gold concentrate from the Cuiabá mine sold to third parties in Q1 2024.
(3) On a consolidated basis. Siguiri, Sukari and Cerro Vanguardia are owned 85%, 50% and 92.50% by AngloGold Ashanti, respectively.
(4) Adjusted to exclude Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.
* Refer to “Non-GAAP disclosure” for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

QUARTER 1 2025 EARNINGS RELEASE	42

ADMINISTRATION AND CORPORATE I INFORMATION

AngloGold Ashanti plc
Incorporated in England & Wales
Registration No. 14654651
LEI No. 2138005YDSA7A82RNU96
Share codes:
ISIN: GB00BRXH2664
CUSIP:  G0378L100
NYSE: AU
JSE: ANG
A2X: ANG
GhSE (Shares): AGA
GhSE (GhDS): AAD
JSE Sponsor:
The Standard Bank of South Africa Limited
Auditors:
PricewaterhouseCoopers Inc.
PricewaterhouseCoopers LLP
Offices
Registered and Corporate
4th Floor, Communications House
South Street
Staines-upon-Thames
Surrey TW18 4PR
United Kingdom
Telephone: +44 (0) 203 968 3320
Fax:  +44 (0) 203 968 3325
Global headquarters
6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
United States of America
Telephone: +1 303 889 0700
Australia
Level 10, AMP Building,
140 St George’s Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone:  +61 8 9425 4602
Fax:  +61 8 9425 4662
South Africa
112 Oxford Road
Houghton Estate,
Johannesburg, 2198
(Private Bag X 20, Rosebank, 2196)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone:  +233 303 773400
Fax: +233 303 778155

Directors
Executive
A Calderon (Chief Executive Officer)
GA Doran  (Chief Financial Officer)
Non-Executive
JE Tilk (Chairman)
KOF Busia
B Cleaver
AM Ferguson
AH Garner
R Gasant
J Magie
N Newton-King
DL Sands
Company Secretary
C Stead
Company secretarial e-mail
companysecretary@anglogoldashanti.com
Investor Relations contacts
Yatish Chowthee
Telephone: +27 11 637 6273
Mobile: +27 78 364 2080
E-mail: yrchowthee@aga.gold
Andrea Maxey
Telephone: +61 08 9425 4603
Mobile: +61 400 072 199
E-mail: amaxey@aga.gold
AngloGold Ashanti website
www.anglogoldashanti.com

Share Registrars
United States
Computershare Trust Company, N.A.
150 Royall Street
Suite 101
Canton, MA 02021
United States of America
Telephone US: 866-644-4127
Telephone non-US: +1-781-575-2000
Shareholder Online inquiries:
https://www-us.computershare.com/Investor/
#Contact
Website: www.computershare.com/investor
South Africa
Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue
Rosebank, 2196
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
E-mail: queries@computershare.co.za
Website: www.computershare.com
Ghana
Central Securities Depository (GH) LTD
4th Floor, Cedi House
PMB CT 465, Cantonments
Accra, Ghana
Telephone: +233 302 689313
Fax: +233 302 689315
Ghana depositary
NTHC Limited
18 Gamel Abdul Nasser Avenue
Ringway Estate
Accra, Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975

AngloGold Ashanti posts information that may be important to investors on the main page of its website at
www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated periodically. AngloGold Ashanti intends to use its website as a means of disclosing material non-public information to the public in a broad, non-exclusionary manner and for complying with its disclosure obligations.
Accordingly, investors should visit this website regularly to obtain important information about AngloGold
Ashanti, in addition to following its press releases, documents it files with, or furnishes to, the United States
Securities and Exchange Commission (SEC) and public conference calls and webcasts. No material on the
AngloGold Ashanti website forms any part of, or is incorporated by reference into, this document. References herein to the AngloGold Ashanti website shall not be deemed to cause such incorporation.
PUBLISHED BY ANGLOGOLD ASHANTI
FORWARD-LOOKING  I  STATEMENTS
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of
AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold
Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures, the consequences of the COVID-19 pandemic and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s financial reports, operations, economic performance and financial condition. These forward-looking statements or forecasts are not based on historical facts, but rather reflect our current beliefs and expectations concerning future events and generally may be identified by the use of forward-looking words, phrases and expressions such as “believe”, “expect”, “aim”, “anticipate”, “intend”, “foresee”, “forecast”, “predict”, “project”, “estimate”, “likely”, “may”, “might”, “could”, “should”, “would”, “seek”, “plan”, “scheduled”,
“possible”, “continue”, “potential”, “outlook”, “target” or other similar words, phrases, and expressions; provided that the absence thereof does not mean that a statement is not forward-looking.
Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance, actions or achievements to differ materially from the anticipated results, performance, actions or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results, performance, actions or achievements could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), the failure to maintain effective internal control over financial reporting or effective disclosure controls and procedures, the inability to remediate one or more material weaknesses, or the discovery of additional material weaknesses, in the Company’s internal control over financial reporting, and other business and operational risks and challenges and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the financial year ended 31 December 2024 filed with the United States Securities and Exchange Commission (SEC).
These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results, performance, actions or achievements to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on AngloGold Ashanti’s future results, performance, actions or achievements.
Consequently, readers are cautioned not to place undue reliance on forward-looking statements.  AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
Non-GAAP financial measures
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
                                                                    AngloGold Ashanti plc
Date: 9 May 2025
By:/s/ C STEAD
Name:C Stead
Title:Company Secretary